UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2014 AND 2013

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of March 31, 2014 and 2013, the related consolidated statements of comprehensive income, consolidated statements of changes in equity and cash flows for the three-month periods ended March 31, 2014 and 2013.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  Certain investments, which were accounted for under the equity method based on the financial statements of the investees, were reviewed by other independent accountants.  Our review, insofar as it related to the investments accounted for under the equity method balances of NT$4,021 million and NT$3,965 million, which represented 1.33% and 1.32% of the total consolidated assets as of March 31, 2014 and 2013, respectively, the related shares of investment income from the associates and joint ventures amounted to NT$16 million and NT$17 million, which represented 1.27% and 0.23% of the consolidated income from continuing operations before income tax for the three-month periods ended March 31, 2014 and 2013, respectively, and the related shares of other comprehensive income from the associates and joint ventures amounted to NT$270 million and NT$19 million, which represented 5.14% and 0.24% of the consolidated total comprehensive income, for the three-month periods ended March 31, 2014 and 2013, respectively, are based solely on the reports of other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standards No. 34, “Interim Financial Reporting” which is endorsed by Financial Supervisory Commission of the Republic of China.

ERNST & YOUNG

Taiwan

Republic of China

April 30, 2014

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2014, December 31, 2013 and March 31, 2013 (March 31, 2014 and 2013 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	March 31, 2014	December 31, 2013	March 31, 2013
Current assets
Cash and cash equivalents	6(1)	$ 53,915,155	$ 50,830,678	$ 50,582,501
Financial assets at fair value through profit	6(2), 12(6)	857,157	633,264	641,881
or loss, current
Available-for-sale financial assets, current	6(5), 12(6)	2,313,818	2,134,379	3,223,610
Notes receivable		53,951	194,939	100,784
Accounts receivable, net	6(3)	18,827,301	16,624,352	17,220,843
Accounts receivable-related parties, net	7	4,887	2,854	114,828
Other receivables		634,184	725,083	706,679
Current tax assets		53,248	54,626	75,088
Inventories, net	6(4)	14,421,441	13,993,259	14,227,005
Prepayments		2,107,851	1,604,349	2,046,199
Non-current assets held for sale	6(24)	67,108	-	-
Other current assets		3,497,601	1,998,441	2,857,970
Total current assets		96,753,702	88,796,224	91,797,388

Non-current assets
Financial assets at fair value through profit	6(2), 12(6)	98,052	60,441	74,420
or loss, noncurrent
Available-for-sale financial assets, noncurrent	6(5), 12(6)	21,710,574	19,556,141	20,601,794
Financial assets measured at cost, noncurrent	6(6)	4,169,263	4,085,292	3,590,644
Investments accounted for under the equity method	6(7)	8,674,050	8,441,836	8,574,346
Property, plant and equipment	6(8), 8	158,012,762	162,352,900	164,933,448
Intangible assets	6(9)	4,555,177	4,739,647	2,978,473
Deferred tax assets		2,735,375	2,692,223	3,136,352
Prepayment for equipments		255,601	409,860	201,950
Refundable deposits	8	1,252,213	1,289,975	1,369,061
Prepayment for investments		-	-	84,437
Other assets-others		3,410,650	3,478,290	3,089,822
Total non-current assets		204,873,717	207,106,605	208,634,747

Total assets		$ 301,627,419	$ 295,902,829	$ 300,432,135

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2014, December 31, 2013 and March 31, 2013 (March 31, 2014 and 2013 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	March 31, 2014	December 31, 2013	March 31, 2013
Current liabilities
Short-term loans	6(10)	$ 7,516,080	$ 4,643,573	$ 4,544,512
Financial liabilities at fair value through profit or loss, current	6(11), 12(6)	18,087	1,928	392,925
Notes and accounts payable		7,154,997	7,414,188	6,634,133
Other payables		10,553,628	11,052,981	10,867,245
Payables on equipment		4,820,059	6,700,743	5,735,295
Current tax liabilities		1,147,185	961,169	1,343,282
Liabilities directly relating to non-current assets held for sale	6(24)	23,104	-	-
Current portion of long-term liabilities	6(12), 6(13)	16,903,347	16,545,226	6,686,225
Other current liabilities		1,099,150	884,162	1,096,802
Total current liabilities		49,235,637	48,203,970	37,300,419

Non-current liabilities
Bonds payable	6(12)	19,980,247	19,979,354	31,861,499
Long-term loans	6(13), 8	7,679,021	8,435,851	9,687,223
Deferred tax liabilities		2,594,301	2,517,144	2,513,779
Accrued pension liabilities		3,803,087	3,797,785	4,243,237
Guarantee deposits		361,801	321,856	213,013
Other liabilities-others		198,014	205,693	196,858
Total non-current liabilities		34,616,471	35,257,683	48,715,609

Total liabilities		83,852,108	83,461,653	86,016,028

Equity attributable to the parent company
Capital	6(15), 6(16)
Common stock		126,978,232	126,920,817	129,532,805
Capital collected in advance		50,336	25,682	6,853
Additional paid-in capital	6(12), 6(15), 6(16)
Premiums		43,181,516	43,156,776	44,048,467
Treasury stock transactions		1,219,636	1,216,920	2,012,625
The differences between the fair value of the consideration paid or received from		258,060	280,308	267,413
acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries
Employee stock options		245,679	266,314	360,652
Stock options		403,880	406,136	482,851
Retained earnings	6(15)
Legal reserve		5,248,824	5,248,824	4,476,570
Unappropriated earnings		28,368,858	27,189,160	26,606,371
Other components of equity
Exchange differences on translation of foreign operations		(3,818,628)	(5,271,199)	(4,010,051)
Unrealized gains or losses on available-for-sale financial assets		13,674,270	11,046,696	11,547,632
Equity directly relating to non-current assets held for sale		869	-	-
Treasury stock	6(15)	(2,365,246)	(2,365,246)	(5,616,778)
Total equity attributable to the parent company		213,446,286	208,121,188	209,715,410

Non-controlling interests	6(15)	4,329,025	4,319,988	4,700,697
Total equity		217,775,311	212,441,176	214,416,107

Total liabilities and equity		$ 301,627,419	$ 295,902,829	$ 300,432,135

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month periods ended March 31, 2014 and 2013
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended March 31,
	Notes	2014	2013
Operating revenues	7, 14
Sales revenues		$ 30,828,276	$ 26,817,811
Less: Sales returns and discounts		(81,557)	(6,582)
Net sales		30,746,719	26,811,229
Other operating revenues		946,866	970,187
Net operating revenues		31,693,585	27,781,416
Operating costs	6(4), 6(14), 6(16), 6(17), 14
Costs of goods sold		(25,054,897)	(22,772,692)
Other operating costs		(737,310)	(517,217)
Operating costs		(25,792,207)	(23,289,909)
Gross profit		5,901,378	4,491,507
Operating expenses	6(14), 6(16), 6(17), 7, 14
Sales and marketing expenses		(833,578)	(762,759)
General and administrative expenses		(847,766)	(1,018,740)
Research and development expenses		(3,334,852)	(2,395,911)
Subtotal		(5,016,196)	(4,177,410)
Net other operating income and expenses	6(18)	55,457	(20,104)
Operating income		940,639	293,993
Non-operating income and expenses
Other income	6(19)	125,606	54,864
Other gains and losses	6(19)	393,763	(2,640)
Finance costs	6(19)	(155,148)	(162,344)
Share of profit or loss of associates and joint ventures	6(7), 14	(35,381)	181,377
Bargain purchase gain	6(23)	-	7,140,486
Exchange gain, net		22,104	36,959
Subtotal		350,944	7,248,702
Income from continuing operations before income tax		1,291,583	7,542,695
Income tax expense	6(21), 14	(180,776)	(1,129,001)
Net income		1,110,807	6,413,694
Other comprehensive income (loss)	6(20)
Exchange differences on translation of foreign operations		1,444,082	1,421,572
Unrealized gain (loss) on available-for-sale financial assets		2,409,477	(44,578)
Share of other comprehensive income of associates and joint ventures		350,684	170,106
Income tax related to components of other comprehensive income	6(21)	(73,963)	(5,037)
Total other comprehensive income (loss), net of tax		4,130,280	1,542,063

Total comprehensive income (loss)		$ 5,241,087	$ 7,955,757

Net income attributable to:
Stockholders of the parent		$ 1,179,698	$ 6,592,705
Non-controlling interests		(68,891)	(179,011)
		$ 1,110,807	$ 6,413,694

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 5,260,712	$ 8,118,851
Non-controlling interests		(19,625)	(163,094)
		$ 5,241,087	$ 7,955,757

Earnings per share (NTD)	6(22)
Earnings per share-basic		$ 0.09	$ 0.52
Earnings per share-diluted		$ 0.09	$ 0.49

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three-month periods ended March 31, 2014 and 2013
(Expressed in Thousands of New Taiwan Dollars)

		Capital			Retained Earnings		Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets	Equity Directly Relating to Non- Current Assets Held for Sale
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings				Treasury Stock	Total	Non-Controlling Interests	Total Equity
Balance as of January 1, 2013	6(15)	$ 129,518,055	$ 3,038	$ 46,900,526	$ 4,476,570	$ 20,013,666	$ (5,588,631)	$ 11,600,066	$ -	$ (4,963,389)	$ 201,959,901	$ 2,571,139	$ 204,531,040
Net income in the first quarter of 2013	6(15)	-	-	-	-	6,592,705	-	-	-	-	6,592,705	(179,011)	6,413,694
Other comprehensive income (loss), net of tax in the first quarter of 2013	6(15), 6(20)	-	-	-	-	-	1,578,580	(52,434)	-	-	1,526,146	15,917	1,542,063
Total comprehensive income (loss)		-	-	-	-	6,592,705	1,578,580	(52,434)	-	-	8,118,851	(163,094)	7,955,757
Share-based payment transaction	6(15), 6(16)	14,750	3,815	11,743	-	-	-	-	-	-	30,308	-	30,308
Convertible bonds repurchased	6(12)	-	-	(2,922)	-	-	-	-	-	-	(2,922)	-	(2,922)
Treasury stock acquired	6(15)	-	-	-	-	-	-	-	-	(653,389)	(653,389)	-	(653,389)
Adjustments arising from changes in percentage of ownership in subsidiaries	6(15)	-	-	261,968	-	-	-	-	-	-	261,968	(247,803)	14,165
Increase in non-controlling interests	6(15)	-	-	-	-	-	-	-	-	-	-	2,540,455	2,540,455
Others		-	-	693	-	-	-	-	-	-	693	-	693
Balance as of March 31, 2013	6(15)	$ 129,532,805	$ 6,853	$ 47,172,008	$ 4,476,570	$ 26,606,371	$ (4,010,051)	$ 11,547,632	$ -	$ (5,616,778)	$ 209,715,410	$ 4,700,697	$ 214,416,107

Balance as of January 1, 2014	6(15)	$ 126,920,817	$ 25,682	$ 45,326,454	$ 5,248,824	$ 27,189,160	$ (5,271,199)	$ 11,046,696	$ -	$ (2,365,246)	$ 208,121,188	$ 4,319,988	$ 212,441,176
Net income in the first quarter of 2014	6(15)	-	-	-	-	1,179,698	-	-	-	-	1,179,698	(68,891)	1,110,807
Other comprehensive income (loss), net of tax in the first quarter of 2014	6(15), 6(20)	-	-	-	-	-	1,453,440	2,627,574	-	-	4,081,014	49,266	4,130,280
Total comprehensive income (loss)		-	-	-	-	1,179,698	1,453,440	2,627,574	-	-	5,260,712	(19,625)	5,241,087
Share-based payment transaction	6(15), 6(16)	57,415	24,654	4,105	-	-	-	-	-	-	86,174	-	86,174
Convertible bonds repurchased	6(12)	-	-	(2)	-	-	-	-	-	-	(2)	-	(2)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	(2,749)	-	-	-	-	-	-	(2,749)	-	(2,749)
Adjustments arising from changes in percentage of ownership in subsidiaries	6(15)	-	-	(19,500)	-	-	-	-	-	-	(19,500)	28,662	9,162
Others		-	-	463	-	-	(869)	-	869	-	463	-	463
Balance as of March 31, 2014	6(15)	$ 126,978,232	$ 50,336	$ 45,308,771	$ 5,248,824	$ 28,368,858	$ (3,818,628)	$ 13,674,270	$ 869	$ (2,365,246)	$ 213,446,286	$ 4,329,025	$ 217,775,311

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2014 and 2013
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2014	2013
Cash flows from operating activities:
Net income before tax	$ 1,291,583	$ 7,542,695
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	9,450,230	9,455,685
Amortization	400,083	169,320
Bad debt expenses (reversal)	(18,135)	(14,165)
Net loss (gain) of financial assets at fair value through profit or loss	(15,545)	8,603
Interest expense	147,307	135,633
Interest revenue	(124,278)	(53,979)
Dividend revenue	(1,328)	(886)
Share-based payment	822	10,803
Share of profit or loss of associates and joint ventures	35,381	(181,377)
Loss (gain) on disposal of property, plant and equipment	(58,020)	15,323
Gain on disposal of investments	(367,003)	(33,116)
Impairment loss on financial assets	92,519	163,104
Loss (gain) on reacquisition of bonds	1,204	(25,433)
Exchange loss on financial assets and liabilities	77,085	108,994
Exchange loss on long-term liabilities	73,380	177,667
Bargain purchase gain	-	(7,140,486)
Amortization of deferred income	(7,909)	(15,794)
Income and expense adjustments	9,685,793	2,779,896
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(203,828)	460
Notes receivable and accounts receivable	(1,958,514)	178,674
Other receivables	105,717	110,310
Inventories	(381,433)	(395,146)
Prepayments	(446,167)	62,627
Other current assets	(1,456,482)	(2,737,508)
Notes and accounts payable	(280,293)	56,447
Other payables	(326,466)	(445,410)
Other current liabilities	200,297	28,127
Accrued pension liabilities	5,303	3,994
Other liabilities-others	(4,209)	(39)
Cash generated from operations	6,231,301	7,185,127
Interest received	98,916	45,512
Dividend received	143,872	886
Interest paid	(203,641)	(90,137)
Income tax paid	(38,808)	(22,990)
Net cash provided by operating activities	6,231,640	7,118,398

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2014 and 2013
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2014	2013
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (29,900)	$ -
Acquisition of available-for-sale financial assets	(67,944)	(18,000)
Proceeds from disposal of available-for-sale financial assets	528,724	132,969
Acquisition of financial assets measured at cost	(136,576)	(388,771)
Acquisition of investments accounted for under the equity method	(60,700)	(613)
Proceeds from disposal of investments accounted for under the equity method	4,000	-
Increase in prepayment for investments	-	(72,586)
Decrease in prepayment for investments	-	22,952
Proceeds from capital reduction and liquidation of investments	-	2,889
Acquisition of subsidiaries (net of cash acquired)	-	2,650,269
Acquisition of property, plant and equipment	(6,276,591)	(7,182,196)
Proceeds from disposal of property, plant and equipment	73,489	19,657
Increase in refundable deposits	(17,477)	(53,734)
Decrease in refundable deposits	53,307	65,876
Acquisition of intangible assets	(175,070)	(362,274)
Increase in other assets-others	(8,249)	(64,571)
Decrease in other assets-others	13,016	305
Net cash used in investing activities	(6,099,971)	(5,247,828)
Cash flows from financing activities:
Increase in short-term loans	5,367,850	3,713,366
Decrease in short-term loans	(2,567,731)	(5,006,412)
Proceeds from bonds issued	-	10,000,000
Bonds issuance costs	-	(10,000)
Redemption of bonds	(57,180)	(85,233)
Proceeds from long-term loans	-	1,450,337
Repayments of long-term loans	(475,232)	(3,579,142)
Increase in guarantee deposits	35,958	36,929
Decrease in guarantee deposits	(2,443)	(8,122)
Exercise of employee stock options	85,352	19,308
Treasury stock acquired	-	(519,225)
Acquisition of subsidiaries	-	(284,567)
Change in non-controlling interests	8,261	1,828
Net cash provided by financing activities	2,394,835	5,729,067
Effect of exchange rate changes on cash and cash equivalents	573,590	494,374
Net increase in cash and cash equivalents	3,100,094	8,094,011
Cash and cash equivalents at beginning of period	50,830,678	42,488,490
Cash and cash equivalents at end of period	$ 53,930,772	$ 50,582,501

Reconciliation of the balances of cash and cash equivalents at end of period:
Cash and cash equivalents balances on the consolidated balance sheets	$ 53,915,155	$ 50,582,501
Cash and cash equivalents included in non-current assets held for sale	15,617	-
Cash and cash equivalents at end of period	$ 53,930,772	$ 50,582,501

Investing activities partially paid by cash:
Cash paid for acquiring property, plant and equipment
Increase in property, plant and equipment	$ 4,395,907	$ 7,445,504
Add: Effect of acquisition of subsidiaries	-	89,592
Add: Payable at beginning of period	6,700,743	5,382,395
Less: Payable at end of period	(4,820,059)	(5,735,295)
Cash paid	$ 6,276,591	$ 7,182,196

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three-Month Periods Ended March 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (the “Company”) for the three-month periods ended March 31, 2014 and 2013 were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on April 30, 2014.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and Interpretations developed by the International Financial Reporting Interpretations Committee (IFRIC) issued, revised or amended by International Accounting Standard Board (IASB) which have been endorsed by Financial Supervisory Commission (FSC) effective for annual periods beginning on or after January 1, 2015 but not yet adopted by the Company at the date of issuance of the Company’s financial statements, are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 1	First-time Adoption of International Financial Reporting Standards - Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters	July 1, 2010
Improvements to International Financial Reporting Standards (issued in 2010)
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2011

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 3	Business Combinations	January 1, 2011
IFRS 7	Financial Instruments: Disclosures	January 1, 2011
IAS 1	Presentation of Financial Statements	January 1, 2011
IAS 34	Interim Financial Reporting	January 1, 2011
IFRIC 13	Customer Loyalty Programmes	January 1, 2011
IFRS 7	Financial Instruments: Disclosures- Transfers of Financial Assets	July 1, 2011
IFRS 1	First-time Adoption of International Financial Reporting Standards - Severe Hyperinflation and Removal of Fixed Dates for First-time Adopter	July 1, 2011
IAS 12	Deferred Taxes: Recovery of Underlying Assets	January 1, 2012
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosures of Interests in Other Entities	January 1, 2013
IAS 27	Separate Financial Statements	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19	Employee Benefits	January 1, 2013
IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 1	Government Loans	January 1, 2013
Improvements to International Financial Reporting Standards (2009-2011 cycle):
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2013
IAS 1	Presentation of Financial Statements	January 1, 2013
IAS 16	Property, Plant and Equipment	January 1, 2013
IAS 32	Financial Instruments: Presentation	January 1, 2013
IAS 34	Interim Financial Reporting	January 1, 2013
IAS 32	Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 10	Investment Entities	January 1, 2014

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC which will be effective for annual period beginning on or after January 1, 2015 on the Company’ financial statements in future periods are summarized as below:

(1)   IFRS 3 “Business Combinations”

Under the amendment, IFRS 3 (as revised in 2008) do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008).  Furthermore, the amendment limits the scope of the measurement choices for non-controlling interest.  Only the components of non-controlling interests that are present ownership interests that entitle their holders to a proportionate share of the entity’s net assets, in the event of liquidation could be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets.  Other components of non-controlling interest are measured at their acquisition date fair value.

The amendment also requires an entity in a business combination to account for the replacement of the acquiree’s share-based payment transactions (when the acquirer is not obliged to do so) as new share-based payment awards in the post-combination financial statements.

Outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions: if vested — they are part of non-controlling interest; if unvested — they are measured at market based value as if granted at acquisition date, and allocated between NCI and post-combination expense.

These amendments became effective for annual periods beginning on or after 1 July, 2010.

(2)   IAS 34 “Interim Financial Reporting”

The amendment clarifies that if a user of an entity's interim financial report have access to the most recent annual financial report of that entity, it is unnecessary for the notes to an interim financial report to provide relatively insignificant updates to the information that was reported in the notes in the most recent annual financial report.  Furthermore the amendment requires additional disclosures of financial instruments and contingent liabilities/assets.  The amendment became effective for annual periods beginning on or after January 1, 2011.

(3) IFRS 7 “Financial Instruments: Disclosures”

The amendment emphasizes the interaction between quantitative and qualitative disclosures and the nature and extent of risks associated with financial instruments so that users of financial statements will have a better understanding.  The amendment became effective for annual periods beginning on or after January 1, 2011.

(4)   IFRS 7 “Financial Instruments: Disclosures” (Amendment)

The amendment requires additional quantitative and qualitative disclosures relating to transfers of financial assets, when financial assets are derecognized in their entirety, but the entity has a continuing involvement in them, or when financial assets are not derecognized in their entirety.  The amendment became effective for annual periods beginning on or after July 1, 2011.

(5)   IFRS 10 “Consolidated Financial Statements”

IFRS 10 “Consolidated  Financial Statements”(IFRS 10) replaces the portion of IAS 27 “Consolidated and Separate Financial Statements” (IAS 27) that addresses the accounting for consolidated financial statements and the former Standing Interpretations Committee (SIC) - 12 “Consolidation-Special Purpose Entities”.  The changes introduced by IFRS 10 primarily relate to the elimination of the perceived inconsistency between IAS 27 and SIC-12 by introducing a new integrated control model.  That is, IFRS 10 primarily relates to whether to consolidate another entity, but does not change how an entity is consolidated.  The standard became effective for annual periods beginning on or after January 1, 2013.

(6)   IFRS 11 “Joint Arrangements”

IFRS 11 “Joint Arrangements” replaces IAS 31 “Interests in Joint Ventures”  and SIC-13 “Jointly Controlled Entities-Non-Monetary Contributions by Venturers”.  The changes introduced by IFRS 11 primarily relate to increase comparability within IFRSs by removing the choice for accounting for jointly controlled entities under the proportionate consolidation method, so that the structure of the arrangement is no longer the most important factor when determining the classification as a joint operation or a joint venture (an investment classified as a joint venture is accounted for in accordance with IAS 28 “Investments in Associates and Joint Ventures”), which then determines the accounting.  The standard became effective for annual periods beginning on or after January 1, 2013.

(7)   IFRS 12 “Disclosures of Interests in Other Entities”

IFRS 12 “Disclosures of Interests in Other Entities” primarily integrates and makes consistent the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities and present those requirements in a single IFRS.  The standard became effective for annual periods beginning on or after January 1, 2013.

(8)   IFRS 13 “Fair Value Measurement”

IFRS 13 “Fair Value Measurement” (IFRS 13) primarily relates to defining fair value, setting out in a single IFRS framework for measuring and disclosing fair values to reduce complexity and improve consistency in applying fair value measurement.  However, IFRS 13 does not change existing requirements in other IFRSs as to when the fair value measurement or related disclosure is required.  The standard became effective for annual periods beginning on or after January 1, 2013.

(9)   IAS 19 “Employee Benefits” (Revised)

The revision includes: (1)For defined benefit plans, the ability to defer the recognition of actuarial gains and losses (i.e., the corridor approach) has been removed.  Actuarial gains and losses will be recognized in other comprehensive income as they occur.  (2)Amounts recorded in profit or loss are limited to current and past service costs, gains or losses on settlements, and net interest income (expense) on the pension asset or liability.  (3)New disclosures include quantitative information about the sensitivity of the defined benefit obligation to reasonably possible changes in each significant actuarial assumption.  (4)Termination benefits will be recognized at the earlier of when the offer of termination cannot be withdrawn, or when the related restructuring costs are recognized under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.  The revised standard became effective for annual periods beginning on or after January 1, 2013.

(10) IAS 1 “Presentation of Financial Statements”

The amendment clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.  The amendment became effective for annual periods beginning on or after January 1, 2011.

(11) Presentation of Items of Other Comprehensive Income (Amend IAS 1 “Presentation of Financial Statements”)

The amendments to IAS 1 change the grouping of items presented in other comprehensive income.  Items that would be reclassified (or recycled) to profit or loss at certain points in the future would be presented separately from items that will never be reclassified.  The amendment became effective for annual periods beginning on or after July 1, 2012.

(12) IAS 34 “Interim Financial Reporting”

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 “Operating Segments”.  Besides, total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual financial statements for that reportable segment.  The amendment became effective for annual periods beginning on or after January 1, 2013.

(13) IFRS 10 “Consolidated Financial Statements” (Amendment)

The amendments related to Investment Entities provide an exception to the consolidation requirements in IFRS 10 and require investment entities to account for particular subsidiaries at fair value through profit or loss, rather than consolidating them.  The amendments also set out disclosure requirements for investment entities.  The amendment is effective for annual periods beginning on or after January 1, 2014.

The Company has evaluated the impact of the aforementioned standards and interpretations listed (1)~(13) to the Company’s financial position and performance and determined that there is no material impact.  The Company will make necessary disclosures in accordance with the aforementioned standards and interpretations.

Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC):

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 36	Impairment of Assets	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRS 9	Financial Instruments - Hedge Accounting	January 1, 2018
IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to International Financial Reporting Standards (2010-2012 cycle)
IFRS 2	Share-based Payment	July 1, 2014
IFRS 3	Business Combinations	July 1, 2014
IFRS 8	Operating Segments	July 1, 2014
IFRS 13	Fair Value Measurement	-
IAS 16	Property, Plant and Equipment	July 1, 2014
IAS 24	Related Party Disclosures	July 1, 2014
IAS 38	Intangible Assets	July 1, 2014
Improvements to International Financial Reporting Standards (2011-2013 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	-
IFRS 3	Business Combinations	July 1, 2014
IFRS 13	Fair Value Measurement	July 1, 2014
IAS 40	Investment Property	July 1, 2014
IFRS 9	Financial Instruments - Recognition and Measurement	January 1, 2018
IFRS 14	Regulatory Deferral Accounts	January 1, 2016

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’ financial statements in future periods are summarized as below:

(14) IAS 36 “Impairment of Assets” (Amendment)

This amendment relates to the amendment issued in May 2011 and requires entities to disclose the recoverable amount of an asset (including goodwill) or a cash-generating unit when an impairment loss has been recognized or reversed during the period.  The amendment also requires detailed disclosure of how the fair value less costs of disposal has been determined when an impairment loss has been recognized or reversed, including valuation techniques used, level of fair value hierarchy of assets and key assumptions used in the measurements.  The amendment is effective for annual periods beginning on or after January 1, 2014.

(15) IFRIC 21 “Levies”

This interpretation provides guidance on when to recognize a liability for a levy imposed by a government (both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain).  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(16) IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment) - Novation of Derivatives and Continuation of Hedge Accounting

Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met.  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(17) IFRS 9 “Financial Instruments”-Hedge accounting

The IASB announced amendments to the accounting requirements for financial instruments, which include: (1) a substantial overhaul of IAS 39 hedge accounting that will allow entities to better reflect their risk management activities in the financial statements; (2) changes to address that the “own credit” not recognized in profit or loss.  This amendment may be applied in isolation without the need to change any other accounting for financial instruments; and (3) remove the 1 January 2015 mandatory effective date of IFRS 9.

(18) IFRS 8 “Operating Segments”

The amendments require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments.  The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly to the Chief Operating Decision Maker (CODM).  The amendment is effective for annual periods beginning on or after 1 July 2014.

(19) IFRS 13 “Fair Value Measurement”

The amendment to the Basis for Conclusions of IFRS 13 clarifies that when deleting paragraph B5.4.12 of IFRS 9 Financial Instruments and paragraph AG79 of IAS 39 Financial Instruments: Recognition and Measurement as consequential amendments from IFRS 13 Fair Value Measurement, the IASB did not intend to change the measurement requirements for short-term receivables and payables.

(20) IAS 24 “Related Party Disclosures”

The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.  The amendment is effective for annual periods beginning on or after 1 July 2014.

(21) IFRS 1 “First-time Adoption of International Financial Reporting Standards”

The amendment clarifies that an entity, in its first IFRS financial statements, has the choice between applying an existing and currently effective IFRS or applying early a new or revised IFRS that is not yet mandatorily effective, provided that the new or revised IFRS permits early application.

(22) IFRS 13 “Fair Value Measurement”

The amendment clarifies that paragraph 52 of IFRS 13 includes a scope exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis.  The objective of this amendment is to clarify that this portfolio exception applies to all contracts within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation.  The amendment is effective for annual periods beginning on or after 1 July 2014.

(23) IFRS 9 “Financial Instruments”-Classification and Measurement

IFRS 9 which is divided in three distinct phases is designed by the IASB to eventually replace IAS 39 “Financial Instruments: Recognition and Measurement” in its entirety.  The first phase relates to the classification and measurement of financial assets and liabilities.  The IASB is working on the remaining phases relating to impairment and hedge accounting.  However, companies adopting IFRSs, IASs, IFRIC and SIC which are endorsed by the FSC may not early adopt IFRS 9.

The Company is still currently evaluating the potential impact of the aforementioned standards and interpretations listed (14)~(23) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)    Statement of Compliance

The Company’s consolidated financial statements as of and for the three-month periods ended March 31, 2014 and 2013 were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are endorsed by FSC (collectively referred to as “TIFRS”), and IAS34.

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2013.  For the principles of consolidation, please refer to Note 4, (3) of the Company’s consolidated financial statements for the year ended December 31, 2013.

b.  The consolidated entities are as follows:

As of March 31, 2014, December 31, 2013 and March 31, 2013

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	March 31, 2014	December 31, 2013	March 31, 2013
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	-
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	-
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	86.88	86.88	86.88
UMC	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	81.53	74.69	74.69
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16	44.16	44.16
UMC	UMC JAPAN	Sales and manufacturing of integrated circuits	-	-	100.00
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00	100.00	100.00
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Sales and manufacturing of solar power cell	26.04	26.04	26.04
FORTUNE	ALLIANCE OPTOTEK CORP. (ALLIANCE)	Design and manufacturing of LED	21.77	21.77	-
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.99	5.99	5.05
UNITRUTH	ALLIANCE	Design and manufacturing of LED	6.86	6.86	-
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25	2.25	2.25
UNITRUTH	TOPCELL	Sales and manufacturing of solar power cell	1.03	1.03	1.03
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
TLC	ALLIANCE	Design and manufacturing of LED	45.88	45.88	-
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87	5.87	5.87
TLC	TOPCELL	Sales and manufacturing of solar power cell	2.37	2.37	2.37
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy Technical Services	100.00	100.00	100.00
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	100.00	100.00	89.38
NBI	UNISTARS CORP.	High brightness LED packages	78.02	78.02	72.04
NBI	TOPCELL	Sales and manufacturing of solar power cell	62.38	62.38	62.38
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00	100.00	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION	Research and development	100.00	100.00	-
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	-
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	-
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	-	-
ALLIANCE	LIGHT HOUSE GLOBAL INCORP. (LIGHT HOUSE)	Investment holding	100.00	100.00	-
LIGHT HOUSE	ALLIANCE OPTOTEK DONGGUAN CO., LTD.	LED lighting manufacturing and sale	100.00	100.00	-

(4)   The same accounting policies have been applied in the Company’s consolidated financial statements for the three-month periods ended March 31, 2014 and 2013 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2013.  For the summary of other significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2013.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the three-month periods ended March 31, 2014 and 2013 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2013.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2013.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)    CASH AND CASH EQUIVALENTS

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Cash on hand	$3,556	$3,639	$3,984
Checking and savings accounts	13,903,834	8,894,827	16,073,836
Time deposits	34,780,204	36,263,171	25,558,648
Repurchase agreements collateralized by government bonds and corporate bonds	5,227,561	5,669,041	8,946,033
Total	$53,915,155	$50,830,678	$50,582,501

Please refer to the consolidated statement of cash flow for the reconciliation of the balances of cash and cash equivalents on the consolidated statements of cash flows and on the consolidated balance sheets.

(2)    FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Designated financial assets at fair value through profit or loss
Convertible bonds	$98,052	$60,441	$44,366
Preferred stocks	-	-	30,054
Subtotal	98,052	60,441	74,420

Financial assets held for trading
Listed stocks	458,476	234,583	243,200
Corporate bonds	398,681	398,681	398,681
Subtotal	857,157	633,264	641,881
Total	$955,209	$693,705	$716,301

Current	$857,157	$633,264	$641,881
Noncurrent	98,052	60,441	74,420
Total	$955,209	$693,705	$716,301

(3)    ACCOUNTS RECEIVABLE, NET

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Accounts receivable	$19,858,111	$17,714,962	$18,370,195
Less: allowance for sales returns and discounts	(466,240)	(516,189)	(522,385)
Less: allowance for doubtful accounts	(564,570)	(574,421)	(626,967)
Net	$18,827,301	$16,624,352	$17,220,843

Aging analysis of account receivables:

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Neither past due nor impaired	$16,444,680	$14,204,640	$14,906,474
Past due but not impaired:
≤ 30 days	2,183,464	2,113,439	1,862,581
31 to 60 days	166,572	279,047	203,285
61 to 90 days	24,123	14,204	64,140
91 to 120 days	8,462	13,022	43,292
> 120 days	-	-	141,071
Subtotal	2,382,621	2,419,712	2,314,369
Total	$18,827,301	$16,624,352	$17,220,843

Movement on allowance for individual evaluation doubtful accounts:

	For the three-month periods ended March 31,
	2014	2013
Beginning balance	$574,421	$613,288
Net charge for the period	(9,851)	13,679
Ending balance	$564,570	$626,967

The terms for third party domestic sales were net 30~60 days, while the collection periods for third party overseas sales were month end 30~60 days.

The impairment losses assessed individually as of March 31, 2014 and 2013 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivable.

(4)    INVENTORIES, NET

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Raw materials	$2,560,647	$2,327,044	$2,275,753
Supplies and spare parts	2,512,616	2,397,733	2,421,737
Work in process	9,044,301	8,894,291	10,595,121
Finished goods	2,275,336	2,351,067	2,182,989
Total	16,392,900	15,970,135	17,475,600
Less: allowance for inventory valuation losses	(1,971,459)	(1,976,876)	(3,248,595)
Net	$14,421,441	$13,993,259	$14,227,005

a.   For the three-month periods ended March 31, 2014 and 2013, the Company recognized NT$25,055 million and NT$22,773 million for costs of inventories in expenses, of which NT$20 million and NT$424 million, respectively, were loss as a result of the net realizable value of inventory being lower than its cost.

b.   Inventories were not pledged.

(5)    AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Common stocks	$23,575,381	$21,250,880	$23,166,068
Preferred stocks	312,600	312,600	192,000
Depositary receipts	-	-	296,371
Funds	136,411	127,040	170,965
Total	$24,024,392	$21,690,520	$23,825,404

Current	$2,313,818	$2,134,379	$3,223,610
Noncurrent	21,710,574	19,556,141	20,601,794
Total	$24,024,392	$21,690,520	$23,825,404

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent.  Therefore, UMC classified the exchangeable common stock as current assets.

(6)    FINANCIAL ASSETS MEASURED AT COST, NON-CURRENT

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Common stocks	$626,986	$610,006	$629,825
Preferred stocks	3,122,595	3,062,449	2,557,149
Funds	419,682	412,837	403,670
Total	$4,169,263	$4,085,292	$3,590,644

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)    INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.   Details of investments accounted for under the equity method are as follows:

	As of
	March 31, 2014		December 31, 2013
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Unlisted companies
MOS ART PACK CORP. (MAP) (Note A)	$238,373	72.98	$238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note B)	9,586	55.25	12,473	55.25
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note C)	697,210	50.00	714,120	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note C)	47,656	50.00	45,947	50.00
ACHIEVE MADE INTERNATIONAL LTD.	121,478	49.38	119,357	49.38
LIST EARN ENTERPRISE INC.	10,018	49.00	9,798	49.00
MTIC HOLDINGS PTE. LTD.	155,175	45.44	152,713	45.44
YUNG LI INVESTMENTS, INC.	275,728	45.16	259,034	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,847,867	45.00	1,977,433	45.00
WINAICO IMMOBILIEN GMBH (Note C)	314,161	44.78	300,692	44.78
UNITECH CAPITAL INC.	717,683	42.00	687,078	42.00
UNITED LED CORPORATION HONG KONG LIMITED	478,167	39.13	481,227	39.13
TRANSLINK CAPITAL PARTNERS III, L.P. (Note D)	55,964	38.45	-	-
HSUN CHIEH INVESTMENT CO., LTD.	3,303,439	36.49	3,048,053	36.49
UC FUND II	4,007	35.45	3,953	35.45
EXOJET TECHNOLOGY CORP.	81,840	33.10	84,213	33.10
CTC CAPITAL PARTNERS I, L.P.	210,711	31.40	195,622	31.40
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	104,987	10.38	106,247	10.38
LTI REENERGY CO., LTD. (LTI) (Note C)	-	-	5,503	40.00
Total	$8,674,050		$8,441,836

	As of
	March 31, 2013
Investee companies	Amount	Percentage of Ownership or Voting Rights
Listed companies
CRYSTALWISE TECHNOLOGY INC. (CRYSTALWISE) (Note E)	$88,890	2.32

Unlisted companies
NEWENERGY HOLDING LIMITED (NEWENERGY) (Note F)	185,143	100.00
ASEPOWER I S.R.L (ASEPOWER) (Note C, G)	-	75.00
MAP (Note A)	238,373	72.98
UNITED LIGHTING (Note B)	11,639	55.25
SHANDONG HUAHONG (Note C)	700,070	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note C)	45,424	50.00
ACHIEVE MADE INTERNATIONAL LTD.	140,252	49.38
LIST EARN ENTERPRISE INC.	9,766	49.00
ALLIANCE OPTOTEK CORP. (ALLIANCE) (NOTE H)	11,949	47.99
MTIC HOLDINGS PTE. LTD.	191,267	45.44
YUNG LI INVESTMENTS, INC.	206,950	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,655,347	45.00
UNITED LED CORPORATION HONG KONG LIMITED	425,663	45.00
WINAICO IMMOBILIEN GMBH (Note C)	296,338	44.78
UNITECH CAPITAL INC.	711,068	42.00
LTI (Note C)	4,330	40.00
HSUN CHIEH INVESTMENT CO., LTD.	2,576,485	36.49
UC FUND II	52,422	35.45
EXOJET TECHNOLOGY CORP.	92,502	33.10
CTC CAPITAL PARTNERS I, L.P.	133,425	31.40
UNIMICRON HOLDING LIMITED	677,753	21.93
DAIWA QUANTUM CAPITAL PARTNERS I, L.P. (Note D, I)	19,712	12.50
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	99,578	10.38
Subtotal	8,485,456
Total	$8,574,346

Note A:  On March 10, 2011, MAP filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of March 31, 2014.

Note B:  On June 19, 2012, UNITED LIGHTING filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of March 31, 2014.

Note C:  The Company uses the equity method to account for its investment in ASEPOWER , SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH, WINAICO IMMOBILIEN GMBH, and LTI, which are joint ventures.

Note D: The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists domestically.  Therefore, the Company uses the equity method to account for these investees.

Note E:  The Company acquired 2.7 million shares of CRYSTALWISE through private placement in August 2010.  The exchange of these securities listed above was restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of CRYSTALWISE was lifted on September 23, 2013.  The Company lost significant influence over CRYSTALWISE in August 2013 and reclassified this investment from investments accounted for under the equity method to available-for-sale financial assets, noncurrent.

Note F:  On August 22, 2012, NEWENERGY filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has been completed as of June 24, 2013.

Note G: The Company used the equity method to account for its joint venture investment in ASEPOWER through September 10, 2013, the date that ASEPOWER completed its liquidation procedures.

Note H: The Company acquired additional shares of ALLIANCE on May 2, 2013.  The Company previously held 47.99% of ALLIANCE’s equity interest immediately before the business combination.  The Company increased its cumulative ownership in Alliance to 74.51% and obtained a controlling interest in Alliance post acquisition.

Note I:   The liquidation of DAIWA QUANTUM CAPITAL PARTNERS I, L.P. was completed on December 27, 2013.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$0, NT$0 and NT$89 million, as of March 31, 2014, December 31, 2013 and March 31, 2013, respectively.  The fair value of these investments were NT$0, NT$0 and NT$112 million, as of March 31, 2014, December 31, 2013 and March 31, 2013, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of investment income from these associates and joint ventures amounted to NT$16 million and NT$17 million for the three-month periods ended March 31, 2014 and 2013, respectively.  Share of other comprehensive income from these associates and joint ventures amounted to NT$270 million and NT$19 million for the three-month periods ended March 31, 2014 and 2013, respectively.  The balances of investments accounted for under the equity method were NT$ 4,021 million, NT$3,972 million and NT$3,965 million as of March 31, 2014, December 31, 2013 and March 31, 2013, respectively.

No investment accounted for using the equity method was pledged.

b.   The summarized financial information of the Company’s investments in associates are as follow:

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Total assets (100%)	$26,373,328	$26,465,500	$33,567,483
Total liabilities (100%)	6,074,756	6,880,254	10,109,227

	For the three-month periods ended March 31,
	2014	2013
Revenue (100%)	$624,003	$2,702,822
Net income (loss) (100%)	(19,783)	301,446

c.   UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of March 31, 2014, December 31, 2013 and March 31, 2013.

d.   The summarized financial information of the Company’s investments in jointly control entities are as follows:

The Company began to use the equity method to account for its investments in SHANDONG HUAHONG, LTI, WINAICO SOLAR PROJEKT 1 GMBH, ASEPOWER, and WINAICO IMMOBILIEN  GMBH, on January 7, 2011, September 28, 2011, December 7, 2011, March 31, 2012, and March 31, 2013, respectively.  The Company ceased to use the equity method to account for its investments in ASEPOWER and LTI since September 10, 2013 and March 26, 2014, respectively.  The summarized financial information which the Company recognized is as follows:

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Current assets	$412,044	$367,381	$378,091
Noncurrent assets	1,914,812	1,907,537	1,867,695
Current liabilities	310,660	488,486	517,277
Non-current liabilities	951,258	714,260	653,419
Equity	1,064,938	1,072,172	1,075,090

	For the three-month periods ended March 31,
	2014	2013
Revenues	$30,234	$34,626
Expenses	43,519	33,915

(8)    PROPERTY, PLANT AND EQUIPMENT

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Land	$1,915,066	$1,925,691	$2,604,804
Buildings	13,869,643	13,679,387	14,666,480
Machinery and equipment	124,520,084	125,170,755	126,917,666
Transportation equipment	14,988	15,047	16,224
Furniture and fixtures	1,137,157	1,148,689	1,320,741
Leasehold improvement	979,978	1,044,943	1,209,949
Construction in progress and equipment awaiting inspection	15,575,846	19,368,388	18,197,584
Net	$158,012,762	$162,352,900	$164,933,448

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$1,925,691	$25,846,909	$630,966,729	$66,554	$5,285,463	$1,800,921	$19,368,388	$685,260,655
Additions	-	-	-	-	-	-	4,166,796	4,166,796
Disposals	(10,625)	-	(737,858)	-	(6,097)	(2,880)	-	(757,460)
Transfers and reclassifications	-	419,183	7,856,330	726	74,981	5,972	(8,038,153)	319,039
Exchange effect	-	111,566	2,961,287	209	12,222	807	78,815	3,164,906
As of March 31, 2014	$1,915,066	$26,377,658	$641,046,488	$67,489	$5,366,569	$1,804,820	$15,575,846	$692,153,936

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$3,171,351	$30,451,446	$601,818,624	$67,827	$5,485,951	$1,753,124	$18,500,156	$661,248,479
Additions	-	-	-	-	-	-	6,984,818	6,984,818
Acquisitions of subsidiaries	-	2,298,543	3,959,750	142	25,119	-	34,654	6,318,208
Disposals	(469)	(68,111)	(1,642,402)	-	(116,309)	-	-	(1,827,291)
Transfers and reclassifications	-	9,987	7,874,995	299	58,349	691	(7,344,853)	599,468
Exchange effect	(65,647)	(363,435)	2,502,301	223	(8,747)	1,162	22,809	2,088,666
As of March 31, 2013	$3,105,235	$32,328,430	$614,513,268	$68,491	$5,444,363	$1,754,977	$18,197,584	$675,412,348

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$-	$12,167,522	$505,795,974	$51,507	$4,136,774	$755,978	$-	$522,907,755
Depreciation	-	307,245	8,982,006	1,067	88,189	71,723	-	9,450,230
Disposals	-	-	(730,596)	-	(4,911)	(2,880)	-	(738,387)
Transfers and reclassifications	-	-	(36,463)	(240)	(2,045)	(775)	-	(39,523)
Exchange effect	-	33,248	2,515,483	167	11,405	796	-	2,561,099
As of March 31, 2014	$-	$12,508,015	$516,526,404	$52,501	$4,229,412	$824,842	$-	$534,141,174

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$530,963	$17,854,186	$478,247,093	$51,143	$4,146,754	$474,535	$-	$ 501,304,674
Depreciation	-	293,622	8,990,222	975	101,403	69,399	-	9,455,621
Disposals	(217)	(66,581)	(1,610,307)	-	(115,217)	-	-	(1,792,322)
Exchange effect	(30,315)	(419,277)	1,968,594	149	(9,318)	1,094	-	1,510,927
As of March 31, 2013	$500,431	$17,661,950	$487,595,602	$52,267	$4,123,622	$545,028	$-	$510,478,900

a.   The amounts of total interest expense before capitalization borrowing costs were NT$199 million and NT$193 million for the three-month periods ended March 31, 2014 and 2013, respectively.  Details of capitalized borrowing costs are as follows:

	For the three-month periods ended March 31,
	2014	2013
Buildings	$15,997	$7,955
Machinery and equipment	35,250	48,990
Furniture and fixtures	102	-
Total interest capitalized	$51,349	$56,945

Interest rates applied	1.44%~2.21%	0.19%~2.28%

b.   Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)    INTANGIBLE ASSETS

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Goodwill	$50,863	$50,863	$50,863
Software	158,835	173,252	210,094
Patents and royalty fees	3,310,707	3,400,769	2,040,674
Others	1,034,772	1,114,763	676,842
Net	$4,555,177	$4,739,647	$2,978,473

Cost:

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2014	$50,863	$432,462	$4,155,667	$2,110,088	$6,749,080
Additions	-	-	-	116,537	116,537
Disposals	-	(46,860)	-	(61,495)	(108,355)
Reclassifications	-	16,672	-	(61,700)	(45,028)
Exchange effect	-	4,327	22,777	2	27,106
As of March 31, 2014	$50,863	$406,601	$4,178,444	$2,103,432	$6,739,340

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2013	$50,863	$471,987	$2,298,527	$1,433,499	$4,254,876
Additions	-	190	177,763	161,552	339,505
Disposals	-	(97,039)	-	(213,259)	(310,298)
Reclassifications	-	5,224	20,113	-	25,337
Acquisitions of subsidiaries	-	34,576	9,283	-	43,859
Exchange effect	-	(2,023)	4,833	(72)	2,738
As of March 31, 2013	$50,863	$412,915	$2,510,519	$1,381,720	$4,356,017

Accumulated amortization and impairment:

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2014	$-	$259,210	$754,898	$995,325	$2,009,433
Amortization	-	33,329	109,474	196,530	339,333
Disposals	-	(46,860)	-	(61,495)	(108,355)
Reclassifications	-	(1,564)	-	(61,700)	(63,264)
Exchange effect	-	3,651	3,365	-	7,016
As of March 31, 2014	$-	$247,766	$867,737	$1,068,660	$2,184,163

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2013	$-	$271,197	$404,416	$781,104	$1,456,717
Amortization	-	32,120	(21,876)	137,103	147,347
Disposals	-	(97,028)	-	(213,259)	(310,287)
Reclassifications	-	(830)	86,170	-	85,340
Exchange effect	-	(2,638)	1,135	(70)	(1,573)
As of March 31, 2013	$-	$202,821	$469,845	$704,878	$1,377,544

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended March 31,
	2014	2013
Operating cost	$127,450	$83,881
Operating expense	$211,883	$63,466

The carrying amounts of significant technology license fees and royalty fees obtained by the Company were NT$3,129 million, NT$3,211 million and NT$1,839 million as of March 31, 2014, December 31, 2013 and March 31, 2013, respectively.  The remaining amortization periods were 8~9 years, 8~9 years and 9~10 years, respectively.

(10)  SHORT TERM LOANS

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Unsecured bank loans	$7,516,080	$4,643,573	$4,544,512

	For the three-month periods ended March 31,
	2014	2013
Interest rates applied	0.57%~2.07%	0.85%~2.61%

The Company’s unused short-term lines of credits amounted to NT$16,596 million, NT$18,587 million and NT$19,318 million as of March 31, 2014, December 31, 2013 and March 31, 2013, respectively.

(11)  FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Derivatives embedded in exchangeable bonds	$18,087	$1,928	$392,925

(12)  BONDS PAYABLE

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Unsecured convertible bonds payable	$10,198,815	$10,255,791	$12,192,996
Unsecured exchangeable bonds payable	3,785,387	3,709,339	3,954,565
Unsecured domestic bonds payable	20,000,000	20,000,000	20,000,000
Less: Discounts on bonds payable	(300,888)	(358,713)	(598,460)
Total	33,683,314	33,606,417	35,549,101
Less: Current or exchangeable portion due within one year	(13,703,067)	(13,627,063)	(3,687,602)
Net	$19,980,247	$19,979,354	$31,861,499

A.  On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$127.2 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds would be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange

i.    Underlying Securities: Ordinary shares of Unimicron

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NT$51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NT$43.3650 per share on March 31, 2014.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

B.  On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$80 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds would be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange

i.    Underlying Securities: Ordinary shares of Novatek

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NT$108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Exchange of the Bonds

As of March 31, 2014, December 31, 2013 and March 31, 2013, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$77 million, US$77 million and US$72 million into Novatek shares.  Gains from disposal of investments and gains from exchange of bonds from bondholders exercising exchange rights during the three-month periods ended March 31, 2014 and 2013 amounted NT$ 0 and NT$ 928 million, respectively, and were recognized as other gains and losses.

f.    Bonds early redemption：

Since over 90% principal amount of the bonds has already been exchanged, UMC redeemed the bonds in whole at the Early Redemption Price on July 22, 2013.  The remaining principal amount of the redeemed bonds was US$3 million.  UMC recognized a gain of NT$45 million from the redemption.

g.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

C.  On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a    Issue Amount: US$500 million

b.   Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price is USD 3.2482 per ADS on March 31, 2014.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D.  In early June, 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June 2019 upon maturity.

E.   In mid-March, 2013, the Company issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

(13)  LONG TERM LOAN

a.   Details of long-term loans as of March 31, 2014 and December 31, 2013 are as follows:

	As of
Lenders	March 31, 2014	December 31, 2013	Redemption
Secured Long-Term Loan from Bank of Taiwan	$898,225	$988,048	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid in 16 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (1)	310,000	310,000	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid in 8 semiannual payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (2)	125,000	125,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid in 8 semiannual payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (3)	103,000	103,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (1)	554,823	616,470	Repayable quarterly from June 30, 2011 to June 30, 2016 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (2)	102,275	109,580	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Mega International Commercial Bank (3)	17,000	17,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	113,941	122,706	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	$70,000	$70,000	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	1,385,000	Repayable semiannually from February 7, 2015 to February 7, 2016 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	450,000	450,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Bank of Taiwan	900,000	900,000	Repayable quarterly from October 31, 2015 to July 31, 2017 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	2,153,846	2,461,538	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	300,000	300,000	Repayable quarterly from October 4, 2015 to October 4, 2018 and interest is paid monthly.
Unsecured Long-Term Loan from E. Sun Bank	500,000	500,000	Repayable quarterly from December 24, 2015 to December 24, 2017 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	1,000,000	1,000,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,000,000	1,000,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	500,000	500,000	Repayable quarterly from March 24, 2016 to December 24, 2017 and interest is paid monthly.
Subtotal	10,883,110	11,358,342
Less: Administrative expenses from syndicated loans	(3,809)	(4,328)
Less: Current portion	(3,200,280)	(2,918,163)
Total	$7,679,021	$8,435,851

For the three-month period ended March 31, 2014
Interest Rates	1.23%~2.51%

b.   Details of long-term loans as of March 31, 2013 are as following:

	As of
Lenders	March 31, 2013	Redemption
Secured Long-Term Loan from Bank of Taiwan (1)	$175,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan (2)	1,257,515	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid in 16 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (1)	465,000	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid in 8 semiannual payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (2)	175,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid in 8 semiannual payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (3)	200,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (1)	801,411	Repayable quarterly from June 30, 2011 to June 30, 2016 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (2)	124,190	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Taiwan Cooperative Bank	149,000	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	$1,385,000	Repayable semiannually from February 7, 2015 to February 7, 2016 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	750,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Bank of Taiwan	400,000	Repayable quarterly from October 31, 2015 to July 31, 2017 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	3,384,616	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank	25,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from E. Sun Bank	300,000	Repayable quarterly from December 24, 2015 to December 24, 2017 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	1,000,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,000,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	300,000	Repayable quarterly from March 24, 2016 to December 24, 2017 and interest is paid monthly.
Unsecured Long- Term Loan from Taishin Bank	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.
Subtotal	12,691,732
Less: Administrative expenses from syndicated loans	(5,886)
Less: Current portion	(2,998,623)
Total	$9,687,223

For the three-month period ended March 31, 2013
Interest Rates	1.25%~2.51%

Note A:  UMC entered into a 5-year loan agreement with China Trust Commercial Bank, effective August 30, 2011.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiry date of the agreement, August 30, 2016.  As of March 31, 2014, Dececmber 31, 2013 and March 31, 2013, the unused line of credit was NT$1.5 billion, NT$1.5 billion and NT$1.5 billion, respectively.

Note B:  UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion starting from the first use of the loan to the expiry date of the agreement, December 29, 2016.  As of March 31, 2014, Dececmber 31, 2013 and March 31, 2013, the unused line of credit was NT$2 billion, NT$2 billion and NT$2 billion, respectively.

c.   Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14)  POST-EMPLOYMENT BENEFITS

a.   Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) which became effective on July 1, 2005 is a defined contribution plan.  Employees can elect to continue to apply the relevant pension rules under the Labor Standards Law of the R.O.C., or to apply the pension rules under the Act and maintain the seniority achieved under the Labor Standard Law.  Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages.  The Company and its domestic subsidiaries have been making monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005.  Based on the Act, a total of NT$144 million and NT$135 million were contributed by the Company for the three-month periods ended March 31, 2014 and 2013, respectively.  Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the three-month periods ended March 31, 2014 and 2013, the Company made total contributions of NT$104 million and NT$78 million, respectively.

b.   Defined benefit plan

The employee pension plan mandated by the Labor Standard Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and the average salary in the last month of the service year.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year.  The total units shall not exceed 45 units.  Under the Labor Standards Act, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee.  The Company recognized pension expense of NT$28 million and NT$44 million for the three-month periods ended March 31, 2014 and 2013, respectively.

(15)  EQUITY

a.   Capital Stock:

i.    UMC had 26,000 million common shares authorized to be issued as of March 31, 2014, December 31, 2013 and March 31, 2013, of which 12,698 million shares, 12,692 million shares and 12,953 million shares were issued as of March 31, 2014, December 31, 2013 and March 31, 2013, respectively, each at a par value of NT$10.

ii.   UMC had 168 million, 168 million and 230 million ADSs, which were traded on the NYSE as of March 31, 2014, December 31, 2013 and March 31, 2013, respectively.  The total number of common shares of UMC represented by all issued ADSs were 841 million shares, 842 million shares and 1,148 million shares as of March 31, 2014, December 31, 2013 and March 31, 2013, respectively.  One ADS represents five common shares.

iii.   Among the employee stock options issued by UMC on June 19, 2009, 8 million options have been exercised during the three-month period ended March 31, 2014, of which the issuance of 3 million common shares has been approved by the authority, and the share registry has been updated as of March 31, 2014.  The remaining 5 million shares were still pending for authorization as of March 31, 2014, thus, they were classified as Capital collected in advance.

iv.  Among the employee stock options issued by UMC on June 19, 2009, 2 million options were exercised during the three-month period ended March 31, 2013.  The issuance process was completed through the authority

b.   Treasury stock:

i.    The Company carried out treasury stock program, and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during the years ended March 31, 2014 and 2013 are as follows:

For the three-month period ended March 31, 2014

(In thousands of shares)

Purpose	As of January 1, 2014	Increase	Decrease	As of March 31, 2014
For transfer to employees	200,000	-	-	200,000

For the three-month period ended March 31, 2013

(In thousands of shares)

Purpose	As of January 1, 2013	Increase	Decrease	As of March 31, 2013
For transfer to employees	300,000	58,300	-	358,300

ii.   According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of March 31, 2014 and 2013, were 1,270 million shares and 1,295 million shares, with the maximum payments of NT$71,766 million and NT$72,083 million, respectively.

iii.  In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.  As of March 31, 2014, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.85 per share.  The closing price on March 31, 2014 was NT$12.85.

As of December 31, 2013, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.35 per share.  The closing price on December 31, 2013 was NT$12.35.

As of March 31, 2013, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$11.20 per share.  The closing price on March 31, 2013 was NT$11.20.

v.   UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.   Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed  in the following order:

i.     Payment of all taxes and dues;

ii.    Offset prior years’ operation losses;

iii.   Appropriate 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve;

iv.   Appropriate or reverse special reserve in accordance with relevant laws or regulations, and

v.    Appropriate 0.1% of the remaining amount after deducting items (i), (ii), (iii) and (iv) as directors’ remuneration; and

vi.   After deducting items (i), (ii), (iii) and (iv) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of UMC’s subsidiaries, meeting certain requirements determined by the Board of Directors, are also eligible for the employee stock bonus.

vii.  The distribution  of the remaining portion, if any, will be recommended by the Board of Directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, funding requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium and long-term financial planning.  The Board of Directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that at least 20% of the dividends must be paid in the form of cash.  Accordingly, no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

The Company estimated the amounts of the employee bonuses and remunerations to director for the three-month periods ended March 31, 2014 and 2013.  The Board of Directors estimated the amount by taking into consideration UMC’s Articles of Incorporation, government regulations and industry averages.  The estimated employee bonus and remunerations to directors are recognized in the profit or loss during the period when earned.  If the board subsequently modifies the estimates significantly, UMC will recognize the change as an adjustment in the profit or loss in the same period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.  Upon stockholders’ approval, the number of shares distributed as share dividends is calculated based on the total approved bonus amount divided by the closing price one day prior to the approved date with the consideration of the impacts of ex-right/ex-dividend.  Information on the above mentioned employees bonuses and remuneration to directors and supervisors can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation and compensation of 2013 unappropriated retained earnings have not yet been approved by the stockholder’s meeting as of the reporting date.  Information on the Board of Directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

The distributions of cash dividend, employee bonus and directors’ remuneration for 2013 and 2012 were approved through the Board of Directors’ meeting and the stockholders’ meeting held on April 16, 2014 and June 11, 2013, respectively.  The details of distribution are as follows:

	2013	2012
Cash Dividend	NT$0.01 per share	NT$0.40 per share
Employee bonus – Cash (in thousand NT$)	1,162,656	1,040,179
Directors’ remuneration (in thousand NT$)	11,746	6,950

The board of directors’ meeting held on April 16, 2014 resolved a cash distribution of approximate to NT$0.5 per share, among which approximate to NT$0.49 per share is from additional paid-in capital while the remaining is from earnings.

The aforementioned 2012 employees bonuses and remuneration to directors approved during stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on March 13, 2013.

The aforementioned cash dividend for 2012 was adjusted to NT$0.40639654 per share due to the decrease in outstanding common stock as a result of newly issued shares to settle employee stock options exercised and the outstanding shares that the Company bought back from the market.  The distribution was approved through the Board of Directors’ meeting held on June  19, 2013.

d.   Non-controlling interests:

	For the three-month periods ended March 31,
	2014	2013
Balance as of January 1	$4,319,988	$2,571,139
Attributable to non-controlling interests:
Net loss	(68,891)	(179,011)
Other comprehensive income	49,266	15,917
Adjustments arising from changes in percentage of ownership in subsidiaries	28,662	(247,803)
Increase in non-controlling interests	-	2,540,455
Balance as of March 31	$4,329,025	$4,700,697

(16)  EMPLOYEE STOCK OPTIONS

On October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, to issue employee stock options with a total number of 500 million and 500 million units, respectively.  Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options would be made through the issuance of new shares by the Company.  The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant.  The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding as of March 31,2014 (in thousands)	Shares available to option holders as of March 31,2014 (in thousands)	Exercise price (NT$)
December 13, 2007	500,000	-	-	$18.03
June 19, 2009	300,000	79,355	79,355	$10.40
Total	800,000	79,355	79,355

a.   A summary of the Company’s stock option plan and related information for the three-month periods ended March 31, 2014 and 2013 is as follows:

	For the three-month periods ended March 31,
	2014			2013
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
Outstanding at beginning of period	87,768	87,768	$10.40	465,006	465,006	$15.86
Exercised	(8,207)	(8,207)	$10.40	(1,856)	(1,856)	$10.40
Forfeited	(206)	(206)	$10.40	(2,456)	(2,456)	$16.48
Outstanding at end of period	79,355	79,355	$10.40	460,694	460,694	$15.88

Exercisable at end of period	74,596	74,596	$10.40	391,239	391,239	$16.74

b.   The information on the Company’s outstanding stock options as of March 31, 201 is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average expected remaining years	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
2009.05.12	$10.40	79,355	79,355	1.22	$10.40	74,596	74,596	$10.40

The weighted-average share price at the date of exercise of employee stock options for the three-month periods ended March 31, 2014 and 2013 were NT$12.67 and NT$11.43, respectively.

c.   The options granted between January 1, 2004 and December 31, 2007 have all been vested before the transition date to TIFRS (January 1, 2012), and there has not been any modification to the stock option plan.  Effective 2008, the compensation expenses related to the Company’s compensatory employee stock option plan were calculated based on fair value.  The compensation expenses for the three-month periods ended March 31, 2014 and 2013 were NT$1 million and NT$11 million, respectively.

The fair value of the options outstanding as of March 31, 2014 and 2013 were estimated at the date  of grant  using the Black-Scholes options pricing model with the following weighted-average assumptions.  The factors after the adoption of IFRS 2

“Share-based Payment” to account for share-based payments were as follows:

Items	Factors
Expected dividend yields	1.98%
Volatility factors of the expected market price of the Company’s common stock	40.63%
Risk-free interest rate	1.01%
Weighted-average expected life	3.16~5.03 years

The aforementioned expected volatility reflects that the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends.  The expected option life is based on the historical data of periods for previously granted options.  The expected dividend yield is based on historical dividend yield.  The risk-free interest rate is based on average interest rate for Taiwan Government Bond over a period similar to the life of the option.  The estimates used to calculate the fair value of employee stock option cannot predict future events that are likely to occur or the final amounts employees will benefit from these options.  In addition, future events will not affect the reasonableness of the initial calculation for fair value for the stock options.  The compensation expenses for the stock options will be adjusted annually for the changes in expected forfeiture rates, with the effects recognized in the current period.

(17)  OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended March 31,
	2014			2013
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$3,377,602	$1,375,809	$4,753,411	$3,004,883	$1,212,446	$4,217,329
Labor and health insurance	195,810	80,969	276,779	171,778	75,593	247,371
Pension	209,661	66,880	276,541	181,514	75,399	256,913
Other personnel expenses	44,773	13,814	58,587	37,429	19,570	56,999
Depreciation	8,892,123	545,097	9,437,220	8,925,225	512,466	9,437,691
Amortization	162,790	237,293	400,083	100,029	69,291	169,320

(18)  NET OTHER OPERATING INCOME AND EXPENSES

	For the three-month periods ended March 31,
	2014	2013
Net rental loss from property	$(2,563)	$(4,781)
Gain (Loss) on disposal of property, plant and equipment	58,020	(15,323)
Total	$55,457	$(20,104)

(19)  NON-OPERATING INCOME AND EXPENSES

a.   Other income

	For the three-month periods ended March 31,
	2014	2013
Interest income
Bank deposits	$116,843	$44,960
Others	7,435	9,018
Dividend income	1,328	886
Total	$125,606	$54,864

b.   Other gains and losses

	For the three-month periods ended March 31,
	2014	2013
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$4,057	$911
Financial assets held for trading	12,132	-
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Financial assets held for trading	-	(7,660)
Embedded derivative financial liabilities	(644)	(1,854)
Impairment Loss
Available-for-sale financial assets, noncurrent	(1,280)	(163,104)
Financial assets measured at cost, noncurrent	(91,239)	-
Gain on disposal of investments	367,003	33,116
Other gains and losses	103,734	135,951
Total	$393,763	$(2,640)

c.   Finance costs

	For the three-month periods ended March 31,
	2014	2013
Interest expenses
Bonds payable	$91,756	$68,399
Bank loans	55,444	67,196
Other	107	38
Financial expenses	7,841	26,711
Total	$155,148	$162,344

(20)  COMPONENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	For the three-month period ended March 31, 2014
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	$1,444,082	$-	$1,444,082	$253	$1,444,335
Unrealized gain (loss) on available-for-sale financial assets	2,778,197	(368,720)	2,409,477	(59,058)	2,350,419
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	350,684	-	350,684	(15,158)	335,526
Total other comprehensive income (loss)	$4,572,963	$(368,720)	$4,204,243	$(73,963)	$4,130,280

	For the three-month period ended March 31, 2013
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	$1,421,572	$-	$1,421,572	$19,530	$1,441,102
Unrealized gain (loss) on available-for-sale financial assets	817,895	(862,473)	(44,578)	(1,865)	(46,443)
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	170,106	-	170,106	(22,702)	147,404
Total other comprehensive income (loss)	$2,409,573	$(862,473)	$1,547,100	$(5,037)	$1,542,063

(21)  INCOME TAX

a.   The major components of income tax expense for the three-month periods ended March 31, 2014 and 2013 are as follow:

i.    Income tax recorded in profit or loss

	For the three-month periods ended March 31,
	2014	2013
Current income tax expense:
Current income tax charge	$221,685	$178,607
Adjustments in respect of current income tax of prior periods	(77)	(565)
Deferred income tax expense (benefit):
Deferred income tax expense (benefit) related to origination and reversal of temporary differences	(42,916)	250,018
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	11,563	-
Adjustment of prior year’s deferred income tax	(3)	10,990
Deferred tax expense arising from write-down or reversal of write-down of deferred tax asset	(9,476)	689,951
Income tax expenses recorded in profit or loss	$180,776	$1,129,001

ii.   Income tax relating to components of other comprehensive income (loss)

	For the three-month periods ended March 31,
	2014	2013
Exchange differences on translation of foreign operations	$253	$19,530
Unrealized gain on available-for-sale financial assets	(59,058)	(1,865)
Share of changes in other comprehensive income of associates and joint ventures accounted for using equity method	(15,158)	(22,702)
Income tax relating to components of other comprehensive income (loss)	$(73,963)	$(5,037)

iii.  Deferred income tax charged directly to equity

	For the three-month periods ended March 31,
	2014	2013
Temporary difference arising from the initial recognition of the equity component separately from the liability component	$462	$693
Adjustment of net assets of investee accounted for using equity method	1	-
Income tax relating to equity	$463	$693

b.   A reconciliation between tax expense and the product of accounting profit at UMC’s applicable tax rate is as follows:

	For the three-month periods ended March 31,
	2014	2013
Accounting profit before tax from continuing operations	$1,291,583	$7,542,695
At UMC’s statutory income tax rate of 17%	219,569	1,282,258
Adjustments in respect of current income tax of prior periods	(77)	(890)
Net change in loss carry-forward and investment tax credit	67,875	1,312,036
Tax effect of deferred tax assets/liabilities	(36,042)	(55,169)
Tax effect of non-deductible (income) expenses:
Tax exempt income	(12,212)	(22,334)
Investment gain-domestic	(155,871)	(1,593,228)
Dividend income	-	(75)
Other non-deductible expenses	62,521	144,223
Basic tax	558	66,958
Effect of different tax rates applicable to UMC and its subsidiaries	(5,411)	(1,788)
Others	39,866	(2,990)
Total income tax expenses recorded in profit or loss	$180,776	$1,129,001

c.   UMC’s income tax returns for all the fiscal years up to 2010 have been assessed and approved by the R.O.C. Tax Authority.

d.   Imputation credit information

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Balances of imputation credit amounts	$1,116,171	$1,107,537	$715,822

The expected creditable ratio for 2013 and the actual creditable ratio for 2012 were 4.10% and 7.21%, respectively.

e.   UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(22)  EARNINGS  PER SHARE

a.   Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the year.

	For the three-month periods ended March 31,
	2014	2013
Net profit attributable to the parent company	$1,179,698	$6,592,705
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,479,925	12,631,241
Earnings per share-basic (NTD)	$0.09	$0.52

b.   Earnings per share-diluted

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible bonds payable) by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

	For the three-month periods ended March 31,
	2014	2013
Net profit attributable to the parent company	$1,179,698	$6,592,705
Effect of dilution
Unsecured convertible bonds	16,994	19,946
Income attributable to the Company’s stockholders	$1,196,692	$6,612,651
Weighted average number of common stocks for basic earnings per share	12,479,925	12,631,241
Effect of dilution
Employee bonus	109,571	114,303
Employee stock options	14,335	8,838
Unsecured convertible bonds	554,153	642,227
Weighted average number of common stocks after dilution	13,157,984	13,396,609

Diluted earnings per share (NTD)	$0.09	$0.49

As of March 31, 2014 and 2013, there were respectively nil and 330,700 thousand  issued and outstanding stock options, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

(23)  BUSINESS COMBINATIONS

Acquisition of BEST ELITE INTERNATIONAL LIMITED (BEST ELITE)

The Company acquired Ordinary shares, Series A-1, Series B and B-1 preferred shares representing 48.07% of BEST ELITE’s total outstanding shares on February 1, 2013 from stockholders of BEST ELITE, the holding company of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN).  The Company previously held 35.03% of BEST ELITE’s equity interest immediately before the business combination.  Therefore, the Company increased its cumulative ownership in BEST ELITE to 83.10% and obtained a controlling interest in BEST ELITE after this acquisition.  The purpose of the acquisition of BEST ELITE is to expand overseas market, accelerate the growth of sales and to develop operations in multiple strategic geographic regions through HEJIAN.

The fair values of the identifiable assets and liabilities of BEST ELITE as of the date of acquisition were:

Fair value recognised on acquisition
Assets
Cash and cash equivalents	$7,018,229
Accounts receivable	1,180,790
Inventories	725,688
Property, plant and equipment	6,318,208
Intangible assets	43,859
Deferred tax assets	433,427
Other assets-others	2,853,479
Others	234,049
18,807,729
Liabilities
Accounts payable	(312,922)
Other payables	(588,621)
Deferred tax liabilities	(565,691)
Others	(48,653)
(1,515,887)
Total identifiable net assets	$17,291,842

Gain on bargain purchase:
For the three-month period ended March 31, 2013
Consideration Transferred	$7,328,163
Add: Value of non-controlling interest	2,823,193
Less: Fair value of identifiable net assets	(17,291,842)
Bargain purchase gain	$(7,140,486)

The transaction resulted in a bargain purchase gain, which is mainly attributed to the Company’s unique position to better utilize the assets, such as improving utilization, and the lack of liquidity of BEST ELITE’s shares.

UMC elected to measure the non-controlling interests in BEST ELITE at the non-controlling interests’ proportionate share of BEST ELITE’s identifiable net assets.

UMC held an equity interest of 35.03% in BEST ELITE immediately before the business combination.  UMC remeasured the fair value of the previously held equity interest and recognized a loss from disposal of investments of NT$987 million for the three-month period ended March 31, 2013.

From the date of acquisition, BEST ELITE has contributed NT$6,636 million of revenue and NT$1,161 million to the profit before tax from continuing operations of the Company for the three-month period ended March 31, 2013.  If the combination had taken place at the beginning of 2013, revenue from continuing operations would have been NT$124,410 million and the profit before tax from continuing operations for the Company would have been NT$14,273 million for the three-month period ended March 31, 2013.

Consideration Transferred:
Cash	$4,359,660
Value of previously held equity interest before acquisition	2,968,503
Total	$7,328,163

Cash flows analysis of acquisition:
For the three-month period ended March 31, 2013
Cash Consideration	$4,359,660
Net cash acquired from the subsidiary	(7,018,229)
Net cash inflows from acquisition	$(2,658,569)

Additional purchases of BEST ELITE’s equity interests

UMC purchased additional ordinary shares, Series A-1 and Series B-1 preferred shares representing 3.78% of BEST ELITE’s total outstanding shares on March 14, 2013, and UMC thereby increased its cumulative ownership in BEST ELITE to 86.88%.

A cash consideration of NT$285 million was paid to the non-controlling interest stockholders.  The carrying value of the additional interest acquired was NT$629 million.  The difference of NT$344 million between the consideration and the carrying value of the interest acquired was recognized in additional paid-in capital within equity during the three-month period ended March 31, 2013.

(24) NON-CURRENT ASSETS HELD FOR SALE (DISPOSAL GROUP)

In order to integrate resources and expand operation to improve operating performance and industrial competitiveness, the merger with WIESON TECHNOLOGIES CO., LTD. (WIESON) was resolved by the ALLIANCE OPTOTEK CORP.’s (ALLIANCE), one of the Company’s subsidiaries, Board of Directors meeting held on January 23, 2014.  WIESON will be the surviving company and the provisional merger date is June 3, 2014.  The follow-up procedures will be determined after the merger is approved by ALLIANCE’s stockholders and the authority.  ALLIANCE’s assets and liabilities have been reclassified to non-current assets held for sale as a disposal group.  This disposal group is under new business segment.

ALLIANCE’s assets and liabilities reclassified to non-current assets held for sale as a disposal group mainly consist of:

Assets
Cash and cash equivalents	$15,617
Notes and accounts receivable	14,239
Inventories	24,165
Property, plant and equipment	6,669
Others	6,418
67,108
Liabilities
Payables	(22,984)
Others	(120)
(23,104)
Net carrying amount of the disposal group	$44,004

7.    RELATED PARTY TRANSACTIONS

(1)    Significant related party transactions

a.   Operating transaction

Operating income

	For the three-month periods ended March 31,
	2014	2013
Associates	$120	$1,051
Joint ventures	3,417	3,132
Other related parties (Note A)	6,463	105,321
Total	$10,000	$109,504

Note A：  Transactions with other related parties are primarily consisted of transactions with SILICON INTEGRATED SYSTEMS CORP. (SIS).  The amounts for the three-month periods ended March 31, 2014 and 2013 were NT$6 million and NT$105 million, respectively.

Accounts receivable, net

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Joint ventures	$3,350	$1,081	$1,105
Other related parties (Note B)	1,562	1,839	114,173
Total	4,912	2,920	115,278
Less： Allowance for sales returns and discounts	(25)	(66)	(450)
Net	$4,887	$2,854	$114,828

Note B：  Balances of other related parties are accounts receivables primarily from SIS.  As of March 31, 2014, December 31, 2013 and March 31, 2013, the balances were NT$2 million, NT$2 million and NT$114 million, respectively.

The sales price to the above related parties was determined through mutual agreement based on the market rates.  The collection periods for domestic sales to related parties were month-end 45~60 days, while the term for overseas sales was net 60 days.

b.   Key management personnel  compensation

	For the three-month periods ended March 31,
	2014	2013
Short-term employee benefits	$57,748	$61,278
Post-employment pension	1,144	868
Termination benefits	1,029	-
Share-based payment transactions	47	714
Others	2,817	231
Total	$62,785	$63,091

8.    ASSETS PLEDGED AS COLLATERAL

As of March 31, 2014, December 31, 2013 and March 31, 2013

	Amount
	As of
	March 31, 2014	December 31, 2013	March 31, 2013	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$815,079	$815,079	$815,040	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	156,658	156,658	131,378	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	52,800	52,800	52,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,246	1,246	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Refundable Deposits (Time deposit)	1,110	1,110	-	Hsinchu Kuang-Fu high school	Cooperative education
Land	600,664	600,664	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	1,582,341	1,630,477	1,766,510	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	5,892,133	6,285,141	7,158,192	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Furniture and fixtures	40,221	44,373	56,548	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and equipment awaiting inspection	89,283	87,981	163,508	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$9,231,535	$9,675,529	$10,844,849

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)    The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$13.2 billion.  Royalties and development fees payable in future years are NT$4.7 billion as of March 31, 2014.

(2)    The Company entered into several construction contracts for the expansion of its factory premise.  As of March 31, 2014, these construction contracts amounted to approximately NT$6 billion and the unpaid portion of the contracts, which would be accrued, was approximately NT$2.1 billion.

(3)    The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2033.  Future minimum lease payments under those leases are as follows:

	As of
Year	March 31, 2014	December 31, 2013	March 31, 2013
2013	$-	$-	$343,440
2014	329,119	410,788	401,136
2015	416,514	376,789	368,836
2016	381,427	329,199	340,627
2017	348,202	294,506	300,665
2018 and thereafter	3,003,820	2,157,375	2,207,945
Total	$4,479,082	$3,568,657	$3,962,649

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

In order to integrate resources and improve operating performance, the merger between the Company’s subsidiaries, TERA ENERGY and EVERRICH, was resolved by the Board of Directors meeting held on April 23, 2014.  The provisional merger date is June 3, 2014 and TERA ENERGY will be the surviving company.  After this merger, the Company’s ownership in TERA ENERGY will be 100%.

12.  OTHERS

(1)    Categories of financial instruments

	As of
Financial Assets	March 31, 2014	December 31, 2013	March 31, 2013
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$98,052	$60,441	$74,420
Held for trading at fair value	857,157	633,264	641,881
Subtotal	955,209	693,705	716,301
Available-for-sale financial assets	24,024,392	21,690,520	23,825,404
Financial assets measured at cost	4,169,263	4,085,292	3,590,644
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	53,911,599	50,827,039	50,578,517
Receivables	19,520,323	17,547,228	18,143,134
Refundable deposits	1,252,213	1,289,975	1,369,061
Other financial assets, current	3,496,369	1,997,209	2,841,775
Subtotal	78,180,504	71,661,451	72,932,487
Total	$107,329,368	$98,130,968	$101,064,836

	As of
Financial Liabilities	March 31, 2014	December 31, 2013	March 31, 2013
Financial liabilities at amortized cost
Short-term loans	$7,516,080	$4,643,573	$4,544,512
Payables	22,528,684	25,167,912	23,236,673
Capacity deposit (current portion included)	83,813	90,863	59,760
Bonds payable (current portion included)	33,683,314	33,606,417	35,549,101
Long-term loans (current portion included)	10,879,301	11,354,014	12,685,846
Subtotal	74,691,192	74,862,779	76,075,892
Financial liabilities at fair value through profit or loss
Embedded derivative financial liabilities in exchangeable bonds	18,087	1,928	392,925
Total	$74,709,279	$74,864,707	$76,468,817

(2)    Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, due approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)    Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices comprise currency risk, interest rate risk, and other price risk (such as equity price risks).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and the net effect of the risks related to monetary financial assets and liabilities was minor.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/ weakens against USD by 10%, the profit for the three-month periods ended March 31, 2014 and 2013 increases/decreases by NT$48 million and NT$177 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows. On the other hand, due to the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the three-month periods ended March 31, 2014 and 2013 to decrease/increase by NT$5 million and NT$9 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the three-month periods ended March 31, 2014 and 2013 by NT$23 million and NT$14 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the three-month periods ended March 31, 2014 and 2013 by NT$1,199 million and NT$1,188 million, respectively.

(4)    Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, note and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigate the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.

As of March 31, 2014, December 31, 2013 and March 31, 2013, accounts receivables from the top ten customers represent 51%, 49% and 49% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(5)    Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’ financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of March 31, 2014
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$7,564,796	$-	$-	$-	$7,564,796
Payables	22,391,013	-	-	-	22,391,013
Capacity deposits	238	83,575	-	-	83,813
Bonds payable	14,397,985	573,500	15,272,912	5,043,304	35,287,701
Long-term loans	3,337,767	7,093,319	817,385	-	11,248,471
Total	$47,691,799	$7,750,394	$16,090,297	$5,043,304	$76,575,794

	As of December 31, 2013
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$4,671,351	$-	$-	$-	$4,671,351
Payables	24,965,039	-	-	-	24,965,039
Capacity deposits	8,967	81,896	-	-	90,863
Bonds payable	14,445,976	573,500	15,325,037	5,062,867	35,407,380
Long-term loans	3,068,914	7,601,215	1,101,865	-	11,771,994
Total	$47,160,247	$8,256,611	$16,426,902	$5,062,867	$76,906,627

	As of March 31, 2013
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$4,551,064	$-	$-	$-	$4,551,064
Payables	23,109,639	-	-	-	23,109,639
Capacity deposits	59,760	-	-	-	59,760
Bonds payable	4,368,348	573,500	27,674,409	5,121,554	37,737,811
Long-term loans	3,235,039	6,903,838	3,268,213	-	13,407,090
Total	$35,323,850	$7,477,338	$30,942,622	$5,121,554	$78,865,364

(6)    Fair value of financial instruments

a.   Fair value of financial instruments carried at amortized cost

Other than those listed in the table below, the carrying amounts of the Company’s financial assets (including loans and receivables) and liabilities measured at amortized cost approximate their fair value:

	As of
	March 31, 2014		December 31, 2013		March 31, 2013
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value
Bonds payable	$33,683,314	$33,681,819	$33,606,417	$33,414,971	$35,549,101	$34,894,042
Long-term loans	10,879,301	10,879,301	11,354,014	11,354,014	12,685,846	12,685,846

b.   The methods and assumptions applied in determining the fair value of financial instruments:

The fair value of the financial assets and liabilities represents at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  The following methods and assumptions were used to estimate the fair values:

i.    The book values of short-term financial instruments approximate their fair value due to their short maturities.  Short-term financial instruments include cash and cash equivalents, receivables, refundable deposits, other financial assets, current, short-term loans, payables and capacity deposits due within one year.

ii.   Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices in active market.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.  The fair value of bonds is determined by the market price, discounted cash flow analysis, or option pricing model.

iv.  The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

c.   Assets measured at fair value

The following  table contains financial instruments measured at fair value and the details of the three levels of fair value hierarchy:

Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

	As of March 31, 2014
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$857,157	$-	$-	$857,157
Available-for-sale financial assets, current	2,313,818	-	-	2,313,818
Financial assets at fair value through profit or loss, noncurrent	23,518	74,534	-	98,052
Available-for-sale financial assets, noncurrent	17,388,120	202,053	4,120,401	21,710,574
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	18,087	-	18,087

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$633,264	$-	$-	$633,264
Available-for-sale financial assets, current	2,134,379	-	-	2,134,379
Financial assets at fair value through profit or loss, noncurrent	22,990	37,451	-	60,441
Available-for-sale financial assets, noncurrent	15,548,402	177,406	3,830,333	19,556,141
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	1,928	-	1,928

	As of March 31, 2013
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$641,881	$-	$-	$641,881
Available-for-sale financial assets, current	3,223,610	-	-	3,223,610
Financial assets at fair value through profit or loss, noncurrent	74,420	-	-	74,420
Available-for-sale financial assets, noncurrent	17,799,883	95,340	2,706,571	20,601,794
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	392,925	-	392,925

During the  three-month periods ended March 31, 2014 and 2013, there were no significant transfers between Level 1 and Level 2 fair value measurements.

                        Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follow:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2014	$3,517,733	$-	$312,600	$3,830,333
Recognized in other comprehensive income (loss)	364,552	-	-	364,552
Disposal	(10,223)	-	-	(10,223)
Transfer out of Level 3	(64,261)	-	-	(64,261)
As of March 31, 2014	$3,807,801	$-	$312,600	$4,120,401

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2013	$2,509,737	$45,278	$165,300	$2,720,315
Recognized in profit (loss)	(116,427)	-	-	(116,427)
Recognized in other comprehensive income (loss)	114,351	1,796	26,700	142,847
Acquisition	18,000	-	-	18,000
Transfer to Level 3	1,836	-	-	1,836
Transfer out of Level 3	(60,000)	-	-	(60,000)
As of March 31, 2013	$2,467,497	$47,074	$192,000	$2,706,571

Transfers between different levels of fair value hierarchy for the financial assets held by the Company were caused by the occurrence of certain events or the change of environment.

(7)    Significant assets  and liabilities denominated in foreign currencies

	As of
	March 31, 2014			December 31, 2013
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,814,734	30.40	$55,170,104	$1,668,006	29.79	$49,687,584
JPY	5,014,423	0.2923	1,465,904	6,532,160	0.2812	1,837,052
EUR	14,776	41.68	615,906	19,132	41.01	784,571
SGD	32,058	24.09	772,281	37,260	23.58	878,590
RMB	110,701	4.88	539,758	92,829	4.91	456,035

Non-Monetary items
USD	72,670	30.41	2,210,125	65,170	29.80	1,942,062
CHF	1,980	34.29	67,900	1,968	33.57	66,060

Investments accounted for using equity method
USD	101,144	30.38	3,072,714	120,420	29.74	3,580,715
SGD	6,618	23.45	155,175	6,654	22.95	152,713

Joint controlled entities
EUR	8,818	41.03	361,817	8,581	40.40	346,639
RMB	144,114	4.84	697,210	146,505	4.87	714,120

Financial Liabilities
Monetary items
USD	653,840	30.51	19,950,627	649,976	29.90	19,434,286
JPY	4,820,555	0.2983	1,437,972	6,280,286	0.2872	1,803,698
EUR	3,507	42.15	147,819	8,082	41.46	335,075
SGD	39,234	24.27	952,198	35,601	23.76	845,888
RMB	29,173	4.93	143,706	17,189	4.96	85,311

	As of
	March 31, 2013
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,534,139	29.77	$45,671,255
JPY	10,848,919	0.3151	3,418,907
EUR	7,268	37.82	274,864
SGD	32,126	24.00	771,032
RMB	70,546	4.75	335,113

Non-Monetary items
USD	56,703	29.78	1,688,760
CHF	1,904	31.32	59,633

Investments accounted for using equity method
USD	127,272	29.71	3,781,794
SGD	8,069	23.70	191,267

Joint controlled entities
EUR	9,143	37.38	341,762
RMB	147,746	4.74	700,070

Financial Liabilities
Monetary items
USD	606,226	29.88	18,114,025
JPY	8,018,617	0.3195	2,561,948
EUR	4,909	38.45	188,757
SGD	29,732	24.18	718,925
RMB	26,950	4.77	128,453

(8)    Significant intercompany transactions among consolidated entities for the three-month periods ended March 31, 2014 and 2013 are disclosed in Attachment 1.

(9)    Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company is to also ensure its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the balance sheet minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company has maintained the same capital management strategy for the three-month period ended March 31, 2014 as compared to the three-month period ended March 31, 2013, which is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of March 31, 2014, December 31, 2013 and March 31, 2013, were as follows:

	As of
	March 31, 2014	December 31, 2013	March 31, 2013
Total liabilities	$83,852,108	$83,461,653	$86,016,028
Less: Cash and cash equivalents	(53,915,155)	(50,830,678)	(50,582,501)
Net debt	29,936,953	32,630,975	35,433,527
Total equity	217,775,311	212,441,176	214,416,107
Total capital	$247,712,264	$245,072,151	$249,849,634
Debt to capital ratios	12.09%	13.31%	14.18%

13.  ADDITIONAL DISCLOSURES

(1)    The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.   Financing provided to others for the three-month period ended March 31, 2014: Please refer to Attachment 2.

b.   Endorsement/Guarantee provided to others for the three-month period ended March 31, 2014: Please refer to Attachment 3.

c.   Securities held as of March 31, 2014 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.   Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2014: Please refer to Attachment 5.

e.   Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2014: Please refer to Attachment 6.

f.    Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2014: Please refer to Attachment 7.

g.   Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2014: Please refer to Attachment 8.

h.   Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2014: Please refer to Attachment 9.

i.    Names, locations and related information of investees as of March 31, 2014 (excluding investment in Mainland China): Please refer to Attachment 10.

j.    Financial instruments and derivative transactions: Please refer to Note 12.

(2)    Investment in Mainland China

a.   Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.   Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

14.  OPERATING SEGMENT INFORMATION

(1)    The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of March 31, 2014, the Company had the following segments: wafer fabrication and new business.  There were no material differences between the accounting policies, described in Note 4, and those applied by the operating segments. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED), each of which discrete financial information was not regularly reported to the Company’s chief operating decision maker separately.

Reportable segment information for the three-month periods ended March 31, 2014 and 2013 were as follows:

	For the three-month period ended March 31, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$28,696,723	$2,996,862	$31,693,585	$-	$31,693,585
Net revenue from sales among intersegments	15,495	1,714	17,209	(17,209)	-
Segment net income (loss), net of tax	1,212,783	(218,362)	994,421	116,386	1,110,807
Capital expenditure	6,223,531	53,060	6,276,591	-	6,276,591
Depreciation	8,890,061	560,169	9,450,230	-	9,450,230
Share of profit or loss of associates and joint ventures	(148,704)	(3,063)	(151,767)	116,386	(35,381)
Income tax expense (benefit)	182,385	(1,609)	180,776	-	180,776
Impairment loss	92,519	-	92,519	-	92,519

	For the three-month period ended March 31, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$26,346,602	$1,434,814	$27,781,416	$-	$27,781,416
Net revenue from sales among intersegments	22,394	194	22,588	(22,588)	-
Segment net income (loss), net of tax	6,600,835	(825,519)	5,775,316	638,378	6,413,694
Capital expenditure	6,948,642	233,554	7,182,196	-	7,182,196
Depreciation	8,919,372	536,313	9,455,685	-	9,455,685
Share of profit or loss of associates and joint ventures	(467,318)	10,317	(457,001)	638,378	181,377
Income tax expense (benefit)	1,129,526	(525)	1,129,001	-	1,129,001
Impairment loss	158,402	4,702	163,104	-	163,104

	As of March 31, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$289,748,658	$17,831,557	$307,580,215	$(5,952,796)	$301,627,419
Segment liabilities	$73,880,051	$9,994,324	$83,874,375	$(22,267)	$83,852,108

	As of December 31, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$283,921,342	$17,775,044	$301,696,386	$(5,793,557)	$295,902,829
Segment liabilities	$73,459,180	$10,030,536	$83,489,716	$(28,063)	$83,461,653

	As of March 31, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$286,826,093	$20,344,577	$307,170,670	$(6,738,535)	$300,432,135
Segment liabilities	$74,893,468	$11,156,865	$86,050,333	$(34,305)	$86,016,028

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the three-month period ended March 31, 2014

						Transactions
			Relationship with				Percentage of consolidated operating
No.			the Company			Terms	revenues or consolidated total assets
(Note 1)	Related party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$12,727,101	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,404,100	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	775,820	Net 60 days	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	677,416	-	0%

For the three-month period ended March 31, 2013

						Transactions
			Relationship with				Percentage of consolidated operating
No.			the Company			Terms	revenues or consolidated total assets
(Note 1)	Related party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$11,566,090	Net 60 days	42%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	4,536,244	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	304,995	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	239,071	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the three-month period ended March 31, 2014)
 (Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.

Collateral
			Financial		Maximum		Actual			Amount of sales to		Allowance for			Limit of financing amount	Limit of total
No.			statement		balance for the	Ending	amount		Nature of	(purchases from)	Reason for	doubtful			for individual counter-party	financing amount
(Note 1)	Lender	Counter-party	account	Related Party	period	balance	provided	Interest rate	financing	counter-party	financing	accounts	Item	Value	(Note2)	(Note2)
1	TERA ENERGY	TIPPING	Other	No	$2,858	$2,858	$2,858	9.00%	Need for	$2,858	-	$2,858	None	$-	$43,885	$70,215
	DEVELOPMENT	POINT	receivables						operating
	CO., LTD.	ENERGY
COC PPA SPE-
1, LLC

NEXPOWER TECHNOLOGY CORPORATION

Collateral
			Financial		Maximum		Actual			Amount of sales to		Allowance for			Limit of financing amount	Limit of total
No.			statement		balance for the	Ending	amount		Nature of	(purchases from)	Reason for	doubtful			for individual counter-party	financing amount
(Note 1)	Lender	Counter-party	account	Related Party	period	balance	provided	Interest rate	financing	counter-party	financing	accounts	Item	Value	(Note3)	(Note3)
1	NEXPOWER	SOCIALNEX	Other	Yes	$12,525	$10,438	$10,438	7.00%	Need for	$95,236	-	$-	None	$-	$95,236	$1,531,090
	TECHNOLOGY	ITALIA 1	receivables -						operating
	CORPORATION	S.R.L.	related
parties

1	NEXPOWER	SOCIALNEX	Other	Yes	8,350	8,350	-	7.00%	The need	-	Business	-	None	-	191,386	1,531,090
	TECHNOLOGY	ITALIA 1	receivables -						for short-		turnover
	CORPORATION	S.R.L.	related						term
			parties						financing

Note 1: The Company and its subsidiaries are coded as follows: (i) The Company is coded "0".

(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is higher. Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of March 31, 2014.

Note 3: Limit of financing amount for individual counter-party shall not exceed 5% of the lender's net assets value as of the period or the needed amount for operation, which is lower.

Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of March 31, 2014.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Receiving party		Limit of					Percentage of accumulated
				guarantee/endorsement	Maximum				guarantee amount to net assets	Limit of total
No.			Releationship	amount for receiving party	balance for the	Ending balance	Actual amount	Amount of collateral	value from the latest financial	guarantee/endorsement
(Note 1)	Endorsor/Guarantor	Company name	(Note 2)	(Note 3)	period (Note 5)	(Note 5)	provided (Note 5)	guarantee/endorsement	statement	amount (Note 4)
0	UNITED	NEXPOWER	3	$10,672,314	$1,400,000	$1,400,000	$1,385,000	$-	0.66%	$42,689,257
	MICROELECTRONICS	TECHNOLOGY
	CORPORATION	CORPORATION

Note 1: The Company and its subsidiaries are coded as follows:

1. The Company is coded "0".

2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following: 1. A company that has a business relationship with UMC.

2. A subsidary in which UMC holds directly over 50% of equity interest.

3. An investee in which UMC and its subsidiaries hold over 50% of equity interest. 4. An investee in which UMC holds directly and indirectly over 50% of equity interest.

5. A company that has provided guarantees to UMC, and vice versa, due to contractual requirements.

6. An investee in which UMC conjunctly invests with other shareholders, and for which UMC has provided endorsement/guarantee in proportion to its shareholding percentage.

Note 3: The amount of guarantees/endorsements shall not exceed 20% of the net worth of UMC; and the ceilings on the amount of guarantees/endorsements for any single entity are as follows: 1. The amount of guarantees/endorsements for any single entity shall not exceed 5% of net worth of UMC.

2. The amount of guarantees/endorsements for a company which UMC does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between UMC and the receiving party.

The aggregate amount of guarantees/endorsements that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of guarantees/endorsements for any single entity shall not exceed 20% of the Company's net worth.

Note 4: Limit of total guaranteed/endorsed amount shall not exceed 20% of UMC's net assets value as of March 31, 2014.

Note 5: On December 19, 2012, the board of directors resolved to provide endorsement to NEXPOWER's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

As of March 31, 2014, actual amount provided was NT$1,385 million.

ATTACHMENT 4 (Securities held as of March 31, 2014)(Excluding subsidiaries, associates and joint ventures)
 (Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
					March 31, 2014
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Fair value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	380	$398,681	-	$398,681	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	126,002	6.44	126,002	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	-	Financial assets at fair value through profit or loss, current	280	67,900	0.94	67,900	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	67,544	0.22	67,544	None
Stock	CTBC FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	5,026	95,745	0.03	95,745	None
Stock	FUBON FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	100	4,130	0.00	4,130	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, current	94,442	2,313,818	6.14	2,313,818	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	120,892	1,107,371	19.70	1,107,371	None
Stock	UNIMICRON HOLDING LIMITED	-	Available-for-sale financial assets, noncurrent	20,000	629,549	17.67	629,549	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	-	15.75	-	None
Stock	FARADAY TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	57,067	2,516,656	13.98	2,516,656	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	21,224	118,220	13.52	118,220	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	25,944	1,616,327	11.47	1,616,327	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	13,960	459,981	9.08	459,981	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	8.10	-	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	988,939	7.66	988,939	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	101,694	2,491,514	6.61	2,491,514	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	194,823	4.23	194,823	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	16,445	2,294,020	2.70	2,294,020	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	21,215	1,550,816	2.27	1,550,816	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	23,158	584,732	1.94	584,732	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,315	32,551	0.83	32,551	None
Fund	VIETNAM INFRASTRUCTURE LTD.	-	Available-for-sale financial assets, noncurrent	5,000	66,148	-	66,148	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	-	Available-for-sale financial assets, noncurrent	30,000	312,600	-	312,600	None

ATTACHMENT 4 (Securities held as of March 31, 2014)(Excluding subsidiaries, associates and joint ventures)
 (Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	$-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock	EMIVEST AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	1,124	-	1.50	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TASHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2014.

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CLIENTRON CORP.	-	Available-for-sale financial assets, noncurrent	17,675	$238,036	19.64	$238,036	None
Stock	OCULON OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,947	-	11.73	-	None
Stock	BCOM ELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,572	18,093	11.73	18,093	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	39,456	10.23	39,456	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,530	52,593	9.31	52,593	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,225	7,965	9.30	7,965	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	123,121	8.67	123,121	None
Stock	AREC INC.	-	Available-for-sale financial assets, noncurrent	1,109	11,975	8.66	11,975	None
Stock	AWISE FIBER TECH. CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,519	6,152	8.31	6,152	None
Stock	EPITRON TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	2,450	24,500	7.90	24,500	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,530	70,840	7.83	70,840	None
Stock	ANDES TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	3,464	17,006	7.28	17,006	None
Stock	BORA PHARMACEUTICALS CO., LTD. (formerly BOBA CORP.)	-	Available-for-sale financial assets, noncurrent	1,500	49,830	7.19	49,830	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	105,000	7.00	105,000	None

ATTACHMENT 4 (Securities held as of March 31, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,800	$45,000	6.74	$45,000	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	124,343	6.62	124,343	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Available-for-sale financial assets, noncurrent	3,801	64,046	5.30	64,046	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,874	108,332	5.29	108,332	None
Stock	ANOTO TAIWAN CORP.	-	Available-for-sale financial assets, noncurrent	157	-	5.05	-	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	1,785	7,640	4.81	7,640	None
Stock	LUMINESCENCE TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	524	13,932	4.52	13,932	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	287	6,937	4.33	6,937	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,000	131,790	4.27	131,790	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	1,275	19,123	4.02	19,123	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	2,309	-	3.96	-	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	10,133	116,530	3.89	116,530	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	3.76	56,100	None
Stock	HITOP COMMUNICATIONS CORP.	-	Available-for-sale financial assets, noncurrent	481	2,563	3.72	2,563	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,129	157,604	3.43	157,604	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,907	121,444	3.11	121,444	None
Stock	DRAMEXCHANGE TECH. INC.	-	Available-for-sale financial assets, noncurrent	336	5,400	2.48	5,400	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,603	313,908	2.32	313,908	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	4,441	162,091	2.21	162,091	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	-	2.03	-	None
Stock	JMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	1,475	37,321	2.00	37,321	None
Stock	EGIS TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,134	85,033	1.86	85,033	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Available-for-sale financial assets, noncurrent	1,530	-	0.81	-	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	678	3,776	0.43	3,776	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,813	87,362	0.39	87,362	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	666	27,123	0.22	27,123	None

ATTACHMENT 4 (Securities held as of March 31, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	16,079	$206,612	0.13	$206,612	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	3,510	35,100	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	2,031	19,190	10.67	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	269	-	10.06	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	5,998	56,616	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	4,000	31,896	5.00	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	387	2,385	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	525	-	3.16	Note	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	37,351	-	N/A	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	-	Financial assets measured at cost, noncurrent	4,170	181,286	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2014.

TLC CAPITAL CO., LTD.

				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	APEX BIOTECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	220	$23,518	-	$23,518	None
Convertible bonds	ADWO MEDIA HOLDING LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1 (Note 2)	36,310	-	36,310	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	150,500	137,209	16.61	137,209	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	9,804	668,624	4.94	668,624	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	6,409	158,616	4.06	158,616	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Available-for-sale financial assets, noncurrent	2,772	46,712	3.87	46,712	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	3.76	56,100	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	5,837	32,510	3.72	32,510	None
Stock	MONTAGE TECHNOLOGY GROUP LTD.	-	Available-for-sale financial assets, noncurrent	672	409,421	2.45	409,421	None
Stock	COLAND HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	1,344	109,521	1.73	109,521	None

ATTACHMENT 4 (Securities held as of March 31, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
TLC CAPITAL CO., LTD.

				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,519	$655,372	1.47	$655,372	None
Stock	CHIPMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	8,732	328,847	1.04	328,847	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	80,504	0.64	80,504	None
Stock	CANDO CORP.	-	Available-for-sale financial assets, noncurrent	2,509	13,298	0.37	13,298	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	5,227	94,866	0.43	94,866	None
Stock	CTBC FINANCIAL HOLDING CO., LTD.	-	Available-for-sale financial assets, noncurrent	794	15,126	0.01	15,126	None
Stock	KU6 MEDIA CO., LTD.	-	Available-for-sale financial assets, noncurrent	0.078	-	0.00	-	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	-	Financial assets measured at cost, noncurrent	7,575	293,729	-	N/A	None
Stock-Preferred stock	YETI GROUP LTD.	-	Financial assets measured at cost, noncurrent	14,356	265,326	-	N/A	None
Stock-Preferred stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	4,971	198,222	-	N/A	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	1,461	12,996	-	(Note 1)	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	27,831	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	2,037	74,730	-	N/A	None
Stock-Preferred stock	ALO7.COM LTD.	-	Financial assets measured at cost, noncurrent	1,401	89,574	-	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets measured at cost, noncurrent	548	43,912	-	N/A	None
Stock-Preferred stock	COOLTRANS INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	11,667	112,251	-	N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	6,266	104,276	-	N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	1,004	103,355	-	N/A	None
Note1 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2014.
Note2 : 1 bond.

UNITRUTH INVESTMENT CORP.

				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	OCULON OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,288	$-	7.77	$-	None
Stock	AREC INC.	-	Available-for-sale financial assets, noncurrent	986	10,644	7.70	10,644	None
Stock	BCOM ELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,030	11,849	7.68	11,849	None

ATTACHMENT 4 (Securities held as of March 31, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,410	$39,593	7.01	$39,593	None
Stock	AWISE FIBER TECH. CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,089	4,409	5.95	4,409	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374	92,923	4.94	92,923	None
Stock	EPITRON TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,528	15,283	4.93	15,283	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200	18,939	4.91	18,939	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039	62,427	4.39	62,427	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	252	6,086	3.80	6,086	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,190	33,331	3.69	33,331	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Available-for-sale financial assets, noncurrent	2,037	34,329	2.84	34,329	None
Stock	DRAMEXCHANGE TECH. INC.	-	Available-for-sale financial assets, noncurrent	336	5,400	2.48	5,400	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	687	10,301	2.17	10,301	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	716	41,376	2.02	41,376	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	683	2,925	1.84	2,925	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,473	100,451	0.74	100,451	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	300	-	0.51	-	None
Stock	JMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	328	8,295	0.44	8,295	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Available-for-sale financial assets, noncurrent	510	-	0.27	-	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	353	1,963	0.22	1,963	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,205	40,026	0.18	40,026	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	105	2,604	0.07	2,604	None

UMC CAPITAL CORP.

				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	THISMOMENT, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1 (Note 2)	USD1,257	-	USD1,257	None
Stock	PARADE TECHNOLOGIES, LTD.	-	Available-for-sale financial assets, noncurrent	1,813	USD14,929	2.43	USD14,929	None
Stock	MONTAGE TECHNOLOGY GROUP LTD.	-	Available-for-sale financial assets, noncurrent	650	USD13,130	2.36	USD13,130	None

ATTACHMENT 4 (Securities held as of March 31, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	GEELY AUTOMOBILE HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	500	USD	196	0.01	USD	196	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	9.76		Note 1	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-		N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	651	-		N/A	None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	-	Financial assets measured at cost, noncurrent	1,872	USD	555	-		N/A	None
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	-	Financial assets measured at cost, noncurrent	9	USD	9,000	-		N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-		N/A	None
Stock-Preferred stock	NEVO ENERGY, INC. (formerly SOLARGEN ENERGY INC.)	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-		N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II L.P.	-	Financial assets measured at cost, noncurrent	-	USD	2,005	-		N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-		N/A	None
Stock	AICENT HOLDINGS CORP.	-	Financial assets measured at cost, noncurrent	100	USD	50	-		Note 1	None
Stock-Preferred stock	AICENT HOLDINGS CORP.	-	Financial assets measured at cost, noncurrent	400	USD	200	-		N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	842	USD	720	-		N/A	None
Stock-Preferred stock	THISMOMENT, INC.	-	Financial assets measured at cost, noncurrent	1,301	USD	2,000	-		N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	2,279	USD	3,000	-		N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	-	Financial assets measured at cost, noncurrent	1,749	USD	4,500	-		N/A	None
Stock-Preferred stock	MOBILE IRON, INC.	-	Financial assets measured at cost, noncurrent	1,406	USD	10,000	-		N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets measured at cost, noncurrent	3,353	USD	4,000	-		N/A	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets measured at cost, noncurrent	0	USD	8	-		N/A	None
Stock-Preferred stock	ENVERV, INC.	-	Financial assets measured at cost, noncurrent	1,621	USD	1,000	-		N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-		N/A	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-		Note 1	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173		-	-		N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770		-	-		N/A	None

Note 1 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2014.
Note 2 : 1 bond.

ATTACHMENT 4 (Securities held as of March 31, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CTBC FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	5,100	$97,155	0.03	$97,155	None
Stock	SOLARGATE TECHNOLOGY CORPORATION	-	Available-for-sale financial assets, noncurrent	12,437	-	15.94	-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150	71,820	6.93	71,820	None
Stock	LICO TECHNOLOGY CORPORATION	-	Available-for-sale financial assets, noncurrent	4,089	-	3.29	-	None
Stock	POWERTEC ENERGY CORPORATION	-	Available-for-sale financial assets, noncurrent	10,000	30,000	2.01	30,000	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	-	Available-for-sale financial assets, noncurrent	2	70,263	-	70,263	None

EVERRICH (SHANDONG) ENERGY CO., LTD.
				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO., LTD.	-	Financial assets measured at cost, noncurrent	-	$48,760	10.00	Note	None
Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2014.

TERA ENERGY DEVELOPMENT CO., LTD.
				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI YI ENERGY CO., LTD.	-	Financial assets measured at cost-noncurrent	500	$5,000	5.00	Note	None
Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2014.

NEXPOWER TECHNOLOGY CORPORATION

				March 31, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54	$3,244	18.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2014.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2014)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
None

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2014)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Investee company	Sales		$12,727,101	48%	Net 60 Days	N/A	N/A		$6,404,100	39%
UMC GROUP JAPAN	Investee company	Sales		775,820	3%	Net 60 Days	N/A	N/A		677,416	4%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	420,706	100%	Net 60 Days	N/A	N/A	USD	210,571	100%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY	2,490,523	100%	Net 60 Days	N/A	N/A	JPY	2,277,834	100%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of for the three-month period ended March 31, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Investee company	$-	$6,404,100	$24	$6,404,124	8.48	$46,634	Collection in subsequent period	$4,188,508	$8,035
UMC GROUP JAPAN	Investee company	-	677,416	39	677,455	4.07	23,508	Collection in subsequent period	-	-

NEXPOWER TECHNOLOGY CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
SOCIALNEX ITALIA 1 S.R.L.	Investee company	$-	$-	$101,975	$101,975	-	$101,975	Business Dunning	$-	$-

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,520,738	$7,762	$7,762
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	128,994	554	554
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	91,500	USD	91,500	81,663	100.00	4,775,380	69,340	69,340
GREEN EARTH LIMITED	Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	236,540	4,813	4,813
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	New business investment		6,000,000		6,000,000	486,150	100.00	6,393,836	(71,872)	(71,872)
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	2,614,921	35,031	35,031
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	44,495	622	622
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for investment in new business		5,000,053		5,000,053	573,800	100.00	5,799,037	62,628	62,628
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	24,184	(6,190)	(6,190)
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	16,565	414	414
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	3,000	USD	3,000	3,000	100.00	48,045	(14,438)	(14,438)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	235,089	USD	235,089	597,682	86.88	16,508,892	252,252	219,166
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu City, Taiwan	GaAs Foundry service		1,252,012		960,274	80,683	81.53	519,415	(78,042)	(59,897)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	155,175	(1,920)	(872)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	-	45.00	1,847,867	(65,148)	(29,316)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,331,885		5,331,885	215,283	44.16	1,690,247	(208,003)	(91,850)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	717,683	5,363	2,252
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	124,311	36.49	3,303,439	43,337	14,176

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	132,660	100.00	$1,039,808	$79,134	$79,134
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		290,000		290,000	29,000	54.45	177,849	-	-	Note
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		1,032,692		1,032,692	71,363	26.04	462,857	100,789	26,247
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of electronic materials		66,438		66,438	7,198	25.00	61,433	(7,166)	(1,791)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		130,476		130,476	3,159	21.77	9,580	(3,397)	-
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		718,930		718,930	29,194	5.99	229,208	(208,003)	(12,456)

Note : On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$15,539	$(446)	$(446)
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	10,018	38	18
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		176,373		176,373	6,657	45.88	20,190	(3,397)	-
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		280,000		280,000	0.28	45.16	275,728	508	(1,527)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,872	USD	3,872	-	31.40	210,711	10,543	3,310
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	28,601	5.87	224,552	(208,003)	(12,202)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of electronic materials		8,125		8,125	1,250	4.34	9,336	(7,166)	(311)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		384,140		384,140	6,508	2.37	58,458	100,789	2,394

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		$98,690		$98,690	9,869	18.53	$60,524		$-		$-	Note
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		39,130		39,130	996	6.86	3,020		(3,397)		-
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of electronic materials		10,021		10,021	1,084	3.76	11,071		(7,166)		(270)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		309,700		309,700	10,990	2.25	86,286		(208,003)		(4,689)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		165,272		165,272	2,815	1.03	23,443		100,789		1,036

Note : On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD 494	USD	8	USD	8
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	USD 12,549	USD	595	USD	595
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	11,035	USD	11,035	2,724	49.38	USD 5,461	USD	(35)	USD	(17)
TRANSLINK CAPITAL PARTNERS III L.P.	Cayman Islands	Investment holding	USD	2,000		-	-	38.45	USD 1,840	USD	(180)	USD	(69)
UC FUND II	Cayman Islands	Investment holding	USD	0	USD	0	5,000	35.45	USD 132	USD	(3)	USD	(1)
TRANSLINK CAPITAL PARTNERS I L.P.	Cayman Islands	Investment holding	USD	3,382	USD	3,382	-	10.38	USD 3,452	USD	1,121	USD	(113)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$180,000		$180,000	18,000	100.00	$175,539		$(363)		$2,550
EVERRICH ENERGY CORPORATION	Hsinchu City, Taiwan	Solar engineering integrated design services		127,754		247,754	19,272	100.00	216,246		501		501
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		357,240		357,240	21,194	78.02	120,227		(23,969)		(18,700)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		3,404,527		3,404,527	170,931	62.38	1,067,251		100,789		62,869

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITED LIGHTING OPTO-ELECTRONIC INC.	Hsinchu City, Taiwan	LED lighting manufacturing and sale		$266,772		$266,772	8,949	55.25	$9,586	$(5,227)	$-	Note
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	39.13	478,167	(27,524)	(10,770)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78	228,792	(357)	6,320
LTI REENERGY CO., LTD.	Hsinchu City, Taiwan	Photovoltaic inverter sale		-		4,000	-	-	-	(2,843)	(1,393)

Note: On June 19, 2012, UNITED LIGHTING OPTO-ELECTRONIC INC. has filed for liquidation through a decision at its stockholders’ meeting.
The Company had ceased to recognize investment income of UNITED LIGHTING OPTO-ElECTRONIC INC. thereafter.

EVERRICH ENERGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	3,200	USD	3,200	3,200	100.00	$197,056	$(46)	$(46)
SMART ENERGY ENTERPRISES LIMITED	Hongkong	Investment holding	USD	235	USD	235	1,821	100.00	11,029	29	29

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	0	USD	0	0	100.00	$0	$-	$-	Note
WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	300	USD	300	300	100.00	5,069	(1,494)	(1,494)

Note : WAVETEK MICROELECTRONICS CORPORATION has not yet invested in WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED.

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00	$1,933	$22	$22

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

TERA ENERGY USA INC.	USA	Solar project		$535		$443	0	100.00	$95		$(13)		$(13)
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00	47,656		(179)		(90)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00	85,369		(357)		(43)

NEXPOWER TECHNOLOGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00	$147,122		$6,314		$6,314
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	0		-		-

NPT HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	$0		$-		$-

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD 268,613	USD	8,624	USD	8,624

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD 268,613	USD	8,624	USD	8,624

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

ALLIANCE OPTOTEK CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

LIGHT HOUSE GLOBAL INCORPORATED	Samoa	Investment holding	USD	2,120	USD	2,120	2,120	100.00	$25,952	$(1,351)	$(1,351)

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITED MICROTECHNOLOGY CORPORATION	USA	Research & Development	USD	950	USD	950	0	100.00	$30,491	$637	$637

ATTACHMENT 11 (Investment in Mainland China as of March 31, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2014		Investment flows		Accumulated outflow of investment from Taiwan as of March 31, 2014				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying value as of March 31, 2014		Accumulated inward remittance of earnings as of March 31, 2014

							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$24,330 800)	(ii)SOARING COPITAL CORP.	(USD	$24,330 800)	$-	$-	(USD	$24,330 800)		$(503)	100.00%		$(503) 2. (iii)		$12,699		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,462,800 300,000)	(i)	(USD	65,844 2,165)	-	-	(USD	65,844 2,165)		(23,797)	50.00%		(11,898) 2. (ii)		697,210		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,316,520 270,000)	(i)	(USD	612,062 20,125) (Note 4)	-	-	(USD	612,062 20,125)		(24,553)	50.00%		(12,276) 2. (ii)		632,665		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	94,280 3,100)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	94,280 3,100)	-	-	(USD	94,280 3,100)		(904)	100.00%		(904) 2. (iii)		147,401	(USD	94,243 3,033)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	1,581,476 52,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	615,863 20,250)	-	-	(USD	615,863 20,250)	(RMB	(23,863) (4,894))	39.13%	(RMB	(9,338) (1,915)) 2. (ii)	(RMB	450,177 92,325)		-
SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	(USD	6,083 200)	(ii)SMART ENERGY ENTERPRISES LIMITED	(USD	6,083 200)	-	-	(USD	6,083 200)		0	100.00%		0 2. (iii)		9,566	(USD	20,377 670)
ALLIANCE OPTOTEK DONGGUAN CO., LTD.	LED lighting manufacturing and sale	(USD	63,867 2,100)	(ii)LIGHT HOUSE GLOBAL INCORPORATED	(USD	63,867 2,100)	-	-	(USD	63,867 2,100)		(1,361)	74.51%		- 2. (iii)		-		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	11,556,940 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	7,149,762 235,089)	-	-	(USD	7,149,762 235,089)	(USD	256,747 8,442)	86.88% (Note 5)	(USD	223,079 7,335) 2. (ii)	(USD	15,770,844 518,556)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	15,207 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	15,207 500)	-	-	(USD	15,207 500)		41	100.00% (Note 6)		41 2. (iii)		15,663		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits		-	(i)		- (Note 7)	-	-		- (Note 7)		-	-		-		-		-

Accumulated investment in Mainland China as of March 31, 2014		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$8,647,298 (USD 284,329)			$8,799,697 (USD 289,340)			$128,067,772
Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region. (Please specify the name of the company in third region).
	(iii) Other methods
Note 2 :	The investment income (loss) recognized in current period:
	1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.
	2. The investment income (loss) were determined based on the following basis:
	(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements certificated by the CPA of the parent company in Taiwan.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	TLC indirectly invest Mainland China company JINING SUNRICH SOLAR ENERGY CORP. amounted US$20,125 thousand through injecting capital to SHANDONG HUAHONG ENERGY INVEST CO., INC.(SHANDONG HUAHONG).
Note 5 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED (BEST ELITE), an equity investee. The Investment Commission, MOEA has
	approved to invest US$217,572 thousand in BEST ELITE's preferred stock, invest US$91,984 thousand in BEST ELITE's common stock. As of March 31, 2014, the amount of investment has been remitted.
Note 6 :	UMC (BEIJING) LIMITED have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of March 31, 2014, the amount of investment US$2,500 thousand has not yet been remitted.
Note 7 :	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. was incorporated on March 25, 2014. As of March 31, 2014, the investment fund has not been remitted.